4130



04045809

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Urbi? Holdings, S.A. de C.V

*CURRENT ADDRESS Periferico Sur 4119
Colonia Fuentes del Pedregal
14141 Mexico, D.F

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

FILE NO. 82- 34826 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 10/26/04



Annex A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY TVA IN RESPECT OF UNEFON AND UNEFON HOLDINGS SINCE JANUARY 1, 2003

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6k_edm122303.txt
<DESCRIPTION>FORM 6-K: REPORT OF FOREIGN ISSUER DD 12-23-03
<TEXT>


RECEIVED
2004 APR 30 P 2:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number 3337776

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

<PAGE>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: December 23, 2003

By: /S/ OTHON FRIAS CALDERON

Name: Othon Frias Calderon
Title: Attorney-in-fact

<PAGE>

SUMMARY OF THE RESOLUTIONS TAKEN IN THE GENERAL EXTRAORDINARY SHAREHOLDERS METTING OF TV AZTECA, S.A. DE C.V., DATED ON DECEMBER 19, 2003.

At the Company's offices, the Statutory Examiner of the Company Luis Moiron Llosa, CPA was present, Mr. Francisco Xavier Borrego Hinojosa Linage acted as Chairman in the absence of Mr. Ricardo Benjamin Salinas Pliego and Mr. Othon Frias Calderon as Secretary, once the Agenda was read, the Shareholders made the following resolutions:

ITEM ONE
In order to comply with the terms of the General Applicable Rules for the Securities Issuers and Other Participants in the Stock Market, published at the Official Federal Gazette on March 19, 2003, the shareholders approved amendments to: (1) Article Six of the By-laws to eliminate the current restrictions based on the amount of the variable share of the capital stock and (ii) Article Thirty-one of the By-laws to eliminate the Shareholders Meeting Authorization for the sale of shares of other companies that have a value over twenty percent of the company's accounting capital.

ITEM TWO
It was noted that the prescription rights to purchase Unefon, S.A. de C.V.'s shares from capital stock, and the cancellation of the rights to purchase Cosmofrecuencias, S.A. de C.V.'s shares from capital stock, granted on the Shareholders Meeting dated on December 4, 2000, was approved.

The split-off from TV Azteca, S.A. de C.V., as the old company, with the creation of a variable capital anonymous company (sociedad anonima de capital variable) called "Unefon Holdings" as the new company was approved.

The Audited Financial Statements of TV Azteca, S.A. de C.V., for the fiscal year from January 1 to December 31, 2002, previously approved by the Shareholders Meeting, were used as a basis for the decision to approve the split-off.

The split-off will be effective forty-five calendar days after the publication in the Official Federal Gazette and a major Mexico City newspaper of the summary of the approved resolutions for the split-off according to the sections V, VI and VII Article 228 Bis of the General Mercantile Companies Law.

The assets that will be transferred to Unefon Holdings, S.A. de C.V. are as follows: 1,170,000,000 issued shares by Unefon, S.A. de C.V., representing 46.5% of it's capital stock; and 305,295 issued shares by Cosmofrecuencias, S.A. de C.V., representing 50% of its capital stock.

The portion of the accounting capital that TV Azteca, S.A. de C.V. will contribute to Unefon Holdings, S.A. de C.V. will be in the amount of $625,298,000.00, where $68,000,000.00 comes from the capital stock and $557,298,000.00 from accounting capital.

<PAGE>

The shareholders approved the fixed share reduction of TV Azteca, S.A. de C.V.'s capital stock in the amount of $68,000,000.00 (sixty eight million pesos 00/100 Mexican currency) in the amount of $1,626,612,147.00 (one thousand and six hundred twenty six million six hundred and twelve thousand one hundred and forty seven pesos 00/100 Mexican currency), that will be represented per common and ordinary shares series "A" and per limited vote shares series "D-A", "D-L" and "L", all without nominal value and currently in circulation.

Once the split-off becomes effective, Unefon Holdings, S.A. de C.V.'s securities will be registered both in the National Securities Registry, Securities Section (Registro Nacional de Valores, Seccion de Valores) and a stock market in the United States, upon approval from the National Bank and Securities Commission (Comision Nacional Bancaria y de Valores) and the U.S. Securities and Exchange Commission, respectively.

ITEM THREE
The reduction of capital agreed to at the General Shareholders Meeting of the Company on April 30, 2003 and the corresponding refund to the shareholders of the Company that was due to the effects of the company's accounting capital, reducing the Company's capital stock in the amount of US$137,000,000.00 (one hundred and thirty seven million U.S. dollars), was ratified.

ITEM FOUR
The shareholders did not consider any other points with respect to the foregoing.

ITEM FIVE
Francisco Xavier Borrego Hinojosa Linage, Othon Frias Calderon and Luis Ricardo Ontiveros Sandoval were designated as special delegates to legalize the resolutions adopted at the Meeting.

<PAGE>

RESUMEN DE ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE TV AZTECA, S.A. DE C.V., CELEBRADA EL 19 DE DICIEMBRE DE 2003.

En el domicilio de la sociedad, estando presente el Comisario, contador publico Luis Moiron Llosa, actuando como presidente, en ausencia del senor Ricardo Benjamin Salinas Pliego, el senor Francisco Xavier Borrego Hinojosa Linage y como secretario, el senor Othon Frias Calderon, una vez leido el Orden del Dia los accionistas adoptaron las siguientes resoluciones:

PUNTO UNO.-
A efecto de dar cumplimiento a ciertos lineamientos de las Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado e Valores publicadas en el Diario Oficial de la Federacion el 19 de marzo de 2003, se aprobo reformar: (i) la Clausula Sexta de los estatutos sociales a fin de eliminar las limitaciones existentes respecto del monto de la parte variable del capital social y (ii) la Clausula Trigesimo Primera de los estatutos sociales a fin de eliminar la necesidad de autorizacion por parte de la Asamblea de Accionistas para la enajenacion de acciones de otras sociedades que impliquen un valor superior al veinte por ciento del capital contable de la Sociedad.

PUNTO DOS.-
Se tomo nota de la prescripcion de los derechos para la compra de las acciones representativas del capital social de Unefon, S.A. de C.V. y se aprobo la cancelacion de los derechos para la compra de las acciones representativas del capital social de Cosmofrecuencias, S.A. de C.V., que fueron otorgados en la Asamblea de Accionistas de la Sociedad del 4 de diciembre de 2000.

Se aprobo la escision de TV Azteca, S.A. de C.V., como sociedad escindente, dando nacimiento a una sociedad anonima de capital variable bajo la denominacion "Unefon Holdings", como sociedad escindida.

Se tomo como base para la escision, los Estados Financieros Auditados de TV Azteca, S.A. de C.V., por el ejercicio social transcurrido del 1(0) de enero al 31 de diciembre de 2002, previamente aprobados por la Asamblea de Accionistas de la Sociedad.

La escision surtira plenos efectos cuarenta y cinco dias naturales despues de que se publique en la Gaceta Oficial del Distrito Federal y en uno de los periodicos de mayor circulacion en la misma ciudad, el extracto de la resolucion que apruebe la escision de conformidad con las fracciones V, VI y VII del Articulo 228 Bis de la Ley General de Sociedades Mercantiles.

Los activos que se transferiran a Unefon Holdings, S.A. de C.V., son: 1,170'000,000 acciones emitidas por Unefon, S.A. de C.V., representativas del 46.5% de su capital social; y 305,295 acciones emitidas por Cosmofrecuencias, S.A. de C.V., representativas del 50% de su capital social.

La parte de capital contable que TV Azteca, S.A. de C.V., aportara a Unefon Holdings, S.A. de C.V., sera la cantidad de $625'298,000.00, de la cual, $68'000,000.00 provendran del capital social y $557'298,000.00 de otras cuenta

de capital contable.

<PAGE>

Por virtud de la escision, se aprobo reducir la parte minima fija del capital social de TV Azteca, S.A. de C.V., en $68'000,000.00 (Sesenta y Ocho Millones de Pesos 00/100 Moneda Nacional) para quedar en $1,626'612,147.00 (Un Mil Seiscientos Veintiseis Millones Seiscientos Doce Mil Ciento Cuarenta y Siete Pesos 00/100 Moneda Nacional), mismo que continuara representado por las acciones comunes, ordinarias, de la Serie "A" y por acciones de voto limitado de las Series "D-A", "D-L" y "L", todas sin expresion de valor nominal, que actualmente se encuentran en circulacion.

Una vez que la escision surta plenos efectos, los valores de Unefon Holdings, S.A. de C.V., se inscribiran tanto en la Seccion de Valores del Registro Nacional de Valores como en algun mercado de cotizacion de los Estados Unidos de America, previa autorizacion que la Comision Nacional Bancaria y de Valores y la Securities Exchange Commission otorguen al efecto, respectivamente.

PUNTO TRES.-
Se hizo constar que la reduccion de capital acordada por la Asamblea General de Accionistas de la Sociedad celebrada el 30 de abril de 2003 y el correspondiente reembolso a los accionistas de la Sociedad se dio mediante la afectacion del capital contable de la Sociedad por lo que se ratifico dicha reduccion del capital de la Sociedad en US$137'000,000.00 (Ciento Treinta y Siete Millones de Dolares, moneda de Curso Legal de los Estados Unidos de America).

PUNTO CUATRO.-
No existio punto alguno relacionado con los anteriores que los accionistas quisieran tratar.

PUNTO CINCO.-
Se autorizo indistintamente a los senores Francisco Xavier Borrego Hinojosa Linage, Othon Frias Calderon y Luis Ricardo Ontiveros Sandoval como delegados especiales de la Asamblea para acudir ante Notario y formalizar los acuerdos tomados en la Asamblea.

</TEXT>
</DOCUMENT>

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number 3337776

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV AZTECA, S.A. DE C.V.
(Registrant)

Date: December 12, 2003

By: /S/ OTHON FRIAS

Name: Othon Frias
Title: Attorney-in-fact

DECEMBER 4, 2003

[LOGO]

TV AZTECA

TV AZTECA, S.A. DE C.V.

PERIFERICO SUR 4121

COLONIA FUENTES DEL PEDREGAL
14141 MEXICO, D.F.

BMV(1) TICKER CODE: TVAZTCA
NYSE TICKER CODE: TZA

This information memorandum ("Information Memorandum") was prepared in accordance with article 35, section I of the General Provisions Applicable to Stock Issuers and Other Participants on the Stock Market, (2) in connection with the proposed Spin-Off that is subject to the approval of the General Extraordinary Shareholders Meeting of TV Azteca, S.A. de C.V. ("TV Azteca," "we", "us", "our" or the "Issuer"), to be held on December 19, 2003. To approve the Spin-Off, an affirmative vote of the majority of the Series "A" shares of the capital stock of the Issuer is required. The majority shareholder, Azteca Holdings, S.A. de C.V., intends to vote in favor of the Spin-Off.

The Spin-Off will create a new company known as Unefon Holdings, S.A. de C.V. ("Unefon Holdings"). The Issuer will survive as the spinning-off company. The main assets to be transferred to Unefon Holdings are shares representing 46.5% of the paid-in capital stock of Unefon, S.A. de C.V. (BMV ticker code "Unefon") and shares representing 50% of the paid-in capital stock of Cosmofrecuencias, S.A. de C.V., owned by the Issuer, respectively.

As a result of the Spin-Off, the shareholders of TV Azteca will have the same percentage of capital stock of Unefon Holdings as in TV Azteca; however, the distribution and delivery of the Unefon Holdings Shares will not be carried out until such shares are listed on the Mexican Stock Exchange and the U.S. securities exchange or quotation system to be chosen by the Issuer, after approval from the applicable authorities, as described herein.

The shareholders of the Issuer will receive one share of capital stock of Unefon Holdings for each share of capital stock of TV Azteca, with respect to the Series "A", Series "D-A" or Series "D-L" shares.

The Issuer will maintain its capital structure as well as the securities that currently trade on the Mexican and U.S. stock markets, TVAZTCA CPO and TZA ADR, respectively. The securities of the Issuer are registered in the Securities Section of the National Securities Registry and have the ability to be traded simultaneously on the Mexican Stock Exchange and the New York Stock Exchange.

No payment will be made to TV Azteca or to Unefon Holdings for the Unefon Holdings Shares issued as a consequence of the Spin-Off.

---

(1) Translator's Note: BMV = Bolsa Mexicana de Valores (Mexican Stock Exchange).

(2) Translator's Note: Disposiciones de Caracter General Aplicables a las Issuers de Valores and a otros Participantes del Mercado de Valores.

THE REGISTRATION IN THE NATIONAL STOCK REGISTRY DOES NOT IMPLY A CERTIFICATION REGARDING THE VALUE OR SOLVENCY OF THE ISSUER.

TABLE OF CONTENTS

I. TERMS AND DEFINITIONS

For purposes of this Information Memorandum, the following terms will have the meanings assigned to them below and will retain such meanings whether used in the singular or plural forms:

"TVA SHARES" means the 9,154,284,479 shares of capital stock of TV AZTECA, which include 2,228,133,859 CPOs in circulation to December 31, 2003.

"UNEFON SHARES" means the 1,170,000,000 shares of capital stock of Unefon held by TV Azteca.

"UNEFON HOLDINGS SHARES" means the shares of capital stock of Unefon Holdings.

"ADS" means the certificates known as American Depositary Shares issued by BONY, each equal to 16 (sixteen) CPOs and therefore 48 (forty-eight) TVA Shares.

"ADS UNEFON HOLDINGS" means the certificates known as American Depositary Shares to be issued by BONY for the distribution of the Unefon Holdings Shares in the U.S.

"BMV" means Bolsa Mexicana de Valores, S.A. de C.V.

"BONY" means The Bank of New York.

"CNBV" means the National Banking and Securities Commission (Comision National Bancaria y de Valores).

"CPO" means the Ordinary Participation Certificate (Certificados de Participacion Ordinaria) issued by National Financiera, S.N.C., representing one Series "A" share, one Series "D-A" share and one Series "D-L" share, all of capital stock of TV Azteca.

"COSMOFRECUENCIAS" means Cosmofrecuencias, S.A. de C.V.

"GENERAL PROVISIONS" means the General Provisions Applicable to Issuers of Securities and Other Participants on the Market, published in the Official Gazette of the Federation(3) on March 19, 2003.

"ISSUER" means TV Azteca.

"SPIN-OFF" means the Spin-Off to be carried out by TV Azteca subject to approval by the General Extraordinary Shareholders Meeting to be held on October 19, 2003.

"RADIOELECTRIC SPECTRUM" means the space that allows for the propagation, without an artificial guide, of electromagnetic waves which frequency bands are fixed conventionally below 30 GHz.

"INFORMATION MEMORANDUM" means this Information Memorandum.

"GHZ" means gigahertz.

"GRUPO ELEKTRA" means Grupo Elektra, S.A. de C.V.

---

(3) Translator's Note: Diario Oficial de la Federation.

"INDEVAL" means S.D. Indeval, S.A. de C.V., Securities Deposit Institution (Institucion para el Deposito de Valores).

"LGSM" means the General Law of Mercantile Corporations (Ley General de Sociedades Mercantiles).

"MEXICO" means the United Mexican States.

"MHZ" means megahertz.

"NYSE" means the New York Stock Exchange.

"OPERADORA DE COMUNICACIONES" means Operadora de Comunicaciones, S.A. de C.V.

"MEXICAN GAAP" means "Generally Accepted Accounting Principles" (Principios de Contabilidad Generalmente Aceptados) in Mexico.

"TV AZTECA ANNUAL REPORT" means the Annual Report presented by TV Azteca before the CNBV on June 30, 2003 with respect to the fiscal year ended on December 31, 2002.

"UNEFON ANNUAL REPORT" means the Annual Report presented by Unefon before the CNBV on July 28, 2003 with respect to the fiscal year ended on December 31, 2002.

"SEC" means the Securities and Exchange Commission of the U.S.

"MR. SALINAS PLIEGO" refers to Mr. Ricardo Benjamin Salinas Pliego.

"MR. SABA" refers to Mr. Moises Saba Masri.

"COMPANY" means TV Azteca.

"TV AZTECA" means TV Azteca, S.A. de C.V.

"UNEFON" means Unefon, S.A. de C.V.

"UNEFON HOLDINGS" means Unefon Holdings, S.A. de C.V.

"U.S." means the United States of America.

"US$" means US Dollars, legal tender in the U.S.

"$" or "PS.$" means pesos, legal tender in Mexico.

PRESENTATION OF FINANCIAL AND ECONOMIC INFORMATION

In this Information Memorandum, references to "Pesos", "Ps.$" and "$", refer to the legal currency of Mexico (pesos) and references made to the "Dollar" or "US$", refer to the legal currency of the United States. Some figures and the percentages contained herein have been rounded for ease of reference.

ADDITIONAL INFORMATION

Since both TV Azteca and Unefon are subject to the information and registration requirements established in the Stock Exchange Law (Ley del Mercado de Valores) and other applicable securities regulations, TV Azteca and Unefon presented annual and quarterly reports as well as information regarding relevant events and other information before the BMV and the CNBV (the "Public Information"). As a supplement to this Information Memorandum and to obtain more information regarding TV Azteca and Unefon, the Public Information presented before the BMV may be referenced on the BMV website (www.bmv.com.mx) by means of the electronic checking systems of the BMV information system located on the Mezzanine of the Centro Bursatil, located at Paseo de la Reforma numero 455, colonia Cuauhtemoc, Mexico, D.F., telephones (5255) 5726-6794 and (5255) 5726-3602, or on the website of TV Azteca (www.tvazteca.com.mx) and Unefon (www.unefon.com.mx), respectively.

Such Public Information is incorporated in this Information Memorandum by reference.

TV Azteca's investor and analyst contact persons are Bruno Rangel, telephone number 3099 9167 (jrangelk@tvazteca.com.mx) and Omar Avila, telephone number 3099 0041 (oavila@tvazteca.com.mx).

Unefon's investor and analyst contact persons are Gerardo Ibarra Gil, telephone number 8582 5133 (gibarra@unefon.com.mx) and Alan Infante Xibille, telephone number 8582 5134 (ainfante@unefon.com.mx).

II. EXECUTIVE SUMMARY

This summary does not intend to contain all information that may be relevant regarding the operation described herein. The investing public should read the Information Memorandum in full including the sections entitled TV AZTECA ANNUAL REPORT and UNEFON ANNUAL REPORT which are referenced in this Information Memorandum.

1. TV AZTECA

TV Azteca was incorporated on July, 1993 as a result of a privatization by the Mexican Federal Government of its media assets.

TV Azteca is a leading producer of Spanish-language television programming. We are one of the two major producers of Spanish-language content for television in the world. We operate two television channels in Mexico, Azteca 13 and Azteca 7, through more than 554 transmissions stations located around the country.

Our 44 local stations operate as part-time transmissions stations of regional programming and sell local advertising through our national signal. In another 63 local transmission sites, we are able to block our national signal from Mexico City in order to insert local programming.

In addition to our Mexican television transmission operations, TV Azteca owns capital stock of the following companies:

- Azteca International Corporation ("Azteca America"), 100% ownership. Azteca America is a company incorporated in the U.S. to operate a television network focused on the growing Spanish-speaking market in the U.S. Our affiliate stations reach 69% of the Hispanic population in the U.S.;

- Unefon, 46.5% ownership, a cellular telephone services operator as well as provider of an ample variety of telecommunications services which focuses on the mass market in Mexico;

- Todito, 50% ownership, Todito is a Mexican company which operates an internet portal in Spanish, an internet connection service and an e-commerce market; and

- Cosmofrecuencias, 50% participation, Cosmofrecuencias is a high-speed internet service provider known commercially as Telecosmo.

(See also "The Company - - History and Development of the Company" "La Compania - Historia y Desarrollo de la Empresa" in the TV AZTECA ANNUAL REPORT).

The operating strategy of TV Azteca is to increase its income and to improve the yield of its operations and profitability. TV Azteca seeks to increase the cash flow generated by its television transmission services by means of:

- Maximizing advertising earnings.

- Building upon existing cost reduction programs.

- Selling internally-produced programming to television stations outside Mexico.

- o Identifying and creating additional income sources that will complement existing television operations and which do not require the significant disbursement of capital.

2. UNEFON HOLDINGS

Once the Spin-Off takes effect, Unefon Holdings will be formed a corporation with variable capital incorporated under Mexican law.

Unefon Holdings, at the onset, will have the same shareholders and shareholder participation as TV Azteca currently has. Unefon Holdings will have, as its principle assets, 46.5% of the shares of capital stock of Unefon and 50% of the shares of capital stock of Cosmofrecuencias.

The capital stock is made up of a single Series with full voting rights for its holders, whether national or foreign.

Once the Spin-Off takes effect, the securities of Unefon Holdings will be listed on the BMV and on the securities exchange or quotation system in the U.S. to be decided.

MAIN ASSETS

By means of the Spin-Off, TV Azteca will transfer to Unefon Holdings 46.5% of the shares of the capital stock of Unefon and 50% of the shares of the capital stock of Cosmofrecuencias.

1. UNEFON

Unefon, a Mexican mobile telephone company focusing on the mass market, was founded in 1997. In 1999, it was restructured as a joint venture between Mr. Saba and TV Azteca. In December 2000, Unefon placed part of its capital among the investing public in general, obtaining US$98 million from the sale of 176 million Series A shares (7% of its capital stock) by means of a successful primary public offering on the BMV.

Unefon has 30 MHz of the Radioelectric Spectrum on the 1.9 GHz frequency band on the national level, by means of which Unefon offers cellular telephone services to 16 of the most important cities in the country.

Unefon started commercial operations in February 2000, in the city of Toluca. At the close of 2000, Unefon offered cellular telephone services in 12 of the most important cities in the country, including Mexico City, Guadalajara and Monterrey. Through October 2003, Unefon offered services in 15 cities within Mexico, expecting to initiate operations in the cities of Celaya and Pachuca in 2004.

Since its inception, Unefon has experienced constant growth. For the fiscal years ended 2000, 2001 and 2002 it had 156 thousand, 825 thousand and 1.5 million users, respectively. Unefon has more than 1.8 million users at the end of October 2003.

(See also "The Company - - History and Development of the Company" "La Compania - Historia and Desarrollo de la Empresa" in the TV AZTECA ANNUAL REPORT).

The capital stock of Unefon is made up of Series "A" common, registered shares with no par value divided as follows as of December 31, 2002:

Shareholder	Number of Shares	Amount (par value)
	(Thousands of Ps.)	(Thousands of Ps.)
TV Azteca	1,170,000	1,161,730
Moises Saba Masri	1,170,000	1,161,730
Various (public at large)	176,129	174,884
Option Plan	310,983	308,784
Total Authorized	2,827,112	2,807,128
Capital Stock Authorized but not shown	(310,983)	(308,784)
Total in circulation	2,516,129	2,498,344

(See also "Management - - Administrators and Shareholders" "Administracion - Administradores and Accionistas" in the UNEFON ANNUAL REPORT).

When the Spin-Off takes effect, the capital structure of Unefon will be as follows:

Shareholder	Number of Shares	Amount (par value)
	(Thousands of Ps.)	(Thousands of Ps.)
Unefon Holdings	1,170,000	1,161,730
Moises Saba Masri	1,170,000	1,161,730
Various (public at large)	176,129	174,884
Option Plan	310,983	308,783
Total authorized	2,827,112	2,807,128
Capital stock authorized but not shown	(310,983)	(308,784)
Total	2,516,129	2,498,344

Notwithstanding the Spin-Off, Unefon will keep the securities that currently trade on the BMV: UNEFON.

2. COSMOFRECUENCIAS

Cosmofrecuencias was incorporated in August 2000. Its current capital structure is as follows:

SHAREHOLDER	SHARES FIXED CAPITAL	SHARES VARIABLE CAPITAL
TV Azteca	25	305,270
Moises Saba Masri	25	
Grupo Corporativo Accionario, S.A. de C.V.		305,270
Total	50	610,540

When the Spin-Off occurs, the capital structure of Cosmofrecuencias will be as follows:

SHAREHOLDER	SHARES FIXED CAPITAL	SHARES VARIABLE CAPITAL
Unefon Holdings	25	305,270
Moises Saba Masri	25	
Grupo Corporativo Accionario, S.A. de C.V.		305,270
Total	50	610,540

Operadora de Comunicaciones has the main subsidiary of Cosmofrecuencias, with 99.99% of its capital stock owned by Cosmofrecuencias.

Operadora de Comunicaciones has the concession to use and operate the 3.4 GHz frequency band of the Radioelectric Spectrum.

Operadora de Comunicaciones offers its fixed or mobile wireless access services under the brand name Telecosmo. Telecosmo was the first company to provide high-speed and broad-band wireless interconnection services in Mexico to both residential and corporate clients. This type of technology supports various applications including: video frequencies, voice internet protocol (VoIP), file transmission protocol (FTP), on-demand videogames, video transmission, computer programs, electronic mail, web hosting among others.

Using state of the art technology, Telecosmo offers its services to the Mexico City metropolitan area.

The Spin-Off......................The Spin-Off will take place in accordance with the provisions of article 228-Bis of the LGSM and requires approval at the General Extraordinary Shareholders Meeting of TV Azteca to be held on December 19, 2003.

The Spin-Off will not take full force and effect until (i) 45 calendar days have passed from the date on which the approval of the Spin-Off is published pursuant to article 228-Bis, section V of the LGSM and (ii) the registration of the certification of the minutes of the General Extraordinary Shareholders Meeting are entered into the Public Registry of Commerce of the Federal District (Registro Publico de Comercio del Distrito Federal), so long as no legal challenge to the Spin-Off has been presented by the creditors of TV Azteca during such time.

As a result of the Spin-Off and once the same is in full force and effect, a new company will be created known as Unefon Holdings, whose securities will be registered in the Securities Section of the National Securities Registry as well as on a securities exchange or quotation system in the U.S., subject to approval by the CNBV and the SEC, respectively.

The main assets of Unefon Holdings will be the shares representing 46.5% of the paid-in capital stock of Unefon (BMV ticker code "Unefon") and 50% of the paid-in capital stock of Cosmofrecuencias.

The shareholders of TV Azteca will have the same percentages of the capital structure within the capital stock of Unefon Holdings, keeping, in addition, their ownership percentage in TV Azteca.

Distribution of the Unefon
Share Holdings...................Initially, after the Spin-Off is approved by the General Extraordinary Shareholders Meeting of TV Azteca, the

Unefon Holding Shares will not be separated from the TVA Shares and may only be held or traded together with the TVA Shares.

The Unefon Holdings Shares will be distributed and issued to the holders only after (i) the Spin-Off takes effect and (ii) the Unefon Holdings Shares have been listed on the BMV and on the securities or quotation system in the U.S., after approval is obtained from applicable authorities.

TV Azteca will timely and publicly publish the date on which the shareholders of TV Azteca have the right to receive the Unefon Holdings Shares ("Registration Date"), as the date on which the Unefon Holdings Shares may be delivered ("Distribution Date"), and therefore, held or traded separately from the TVA Shares.

TV Azteca expects that such dates will occur during the month of March 2004; however, it cannot guarantee such a timeframe.

Approval of the Spin-Off by the Shareholders............... In accordance with the corporate by-laws of TV Azteca, the Spin-Off requires approval from the majority of the Series "A" TV Azteca shareholders. Azteca Holdings, as the majority shareholder of such Series "A" shares, expects to vote its shares in favor of the Spin-Off, which would result in the approval of the Spin-Off, even without the approval of any other shareholder. The holders of the "D-A" Series shares have no voting rights with respect to the Spin-Off, in accordance with the provisions of the corporate by-laws of TV Azteca.

Certain Creditors' Rights......... During the 45 calendar day period starting the date the Spin-Off has been approved by the General Extraordinary Shareholders Meeting of TV Azteca, the Spin-Off may be subject to challenge in the Mexican courts by any creditor of TV Azteca. In the event of any challenge, a judge, under certain situations, may temporarily suspend the Spin-Off. TV Azteca cannot predict the consequences arising out of any such challenge.

Certain Tax Consequences in the U.S. and Mexico........... The Spin-Off is not a taxable event for Income Tax (Impuesto Sobre la Renta) purposes in Mexico. With respect to any tax implications for non-Mexican shareholders, U.S. tax attorneys for the Company have reported to the Company that the Spin-Off may be an event subject to taxation. Each non-Mexican

shareholder should check with a tax specialist regarding the fiscal implications of the Spin-Off with respect to applicable tax laws

III DETAILED INFORMATION REGARDING THE TRANSACTION

A. DETAILED DESCRIPTION OF THE TRANSACTION

The Spin-Off and Its Effects

The Spin-Off is regulated by the LGSM. TV Azteca will create Unefon Holdings which may receive, by means of a transfer, a portion of the assets, liabilities and capital of TV Azteca. The transaction differs from the Spin-Off procedure in the U.S. where a controlling company distributes the shares of a subsidiary to its shareholders.

TV Azteca will execute the Spin-Off pursuant to the terms of the Relevant Corporate Restructuring under article 35, section I of the General Provisions with the primary objective of separating from its assets the current equity ownership TV Azteca currently holds in Unefon and Cosmofrequencias.

As a result of the Spin-Off, TV Azteca will survive under the same guidelines, capital structure and corporate by-laws currently in effect. The new company Unefon Holdings will be financially and legally independent.

TV Azteca will maintain the listing of the securities that currently trade on U.S. and Mexican markets: TVAZTCA CPOs on the domestic market, which have been registered in the Securities Section of the National Securities Registry; and TZA ADS on the NYSE, respectively.

The shareholders of TV Azteca will own the same percentage of the capital stock of Unefon Holdings, maintaining, in addition, their percentage of ownership in TV Azteca and therefore, initially, TV Azteca and Unefon Holdings will have the same shareholders, shareholder ownership and the same group of controlling shareholders.

The Spin-Off will take effect once 45 calendar days have passed following the date of the announcement of the approval of the Spin-Off under the terms of article 228-Bis, section V of the LGSM and once registration of the certification of the meeting minutes approving the Spin-Off have been recorded in the Public Registry of Commerce of the Federal District.

During the 45 calendar day term, any creditor of TV Azteca may challenge the Spin-Off before a Mexican judge. In the event of any such challenge, a judge may suspend the Spin-Off temporarily if the party in opposition to the Spin-Off provides a bond that is sufficient to guarantee the possible payment of damages such challenge may cause TV Azteca. TV Azteca is unable to predict the consequences of any such challenge.

Distribution of the Unefon Holdings Shares

Once the Spin-Off is in full force and effect, Unefon Holdings will commence proceedings in order to register its securities in the National Securities Registry in Mexico as well as on the securities exchange or quotation system in the U.S. that has been chosen by the Issuer. During that time, the Unefon Holdings Shares may not be held or separately traded from the TVA Shares.

Upon authorization by the CNBV and the SEC of the registration of the Unefon Holdings Shares on the National Securities Registry and on the chosen securities exchange or quotation system in the U.S., respectively, the Unefon Holdings Shares will be issued to their holders through INDEVAL, as one Series "A", ordinary, nominative share with no par value of capital stock of Unefon Holdings for each share of

capital stock of TV Azteca, whether with regard to a Series "A", Series "D-A" or Series "D-L" share. For such effects, the shareholders will be advised through publication of the Distribution Date on which the Unefon Holdings Shares will be at the disposal of such shareholders at INDEVAL. Only as of the Distribution Date may the Unefon Holdings Shares be held and negotiated separately from the TVA Shares.

Parties with a right to receive the Unefon Holdings Shares are those shareholders of TV Azteca that are registered with INDEVAL in accordance with the registries kept by the securities intermediaries for the purposes of determining the identity of the shareholders on the Registration Date (that for such effects will be published in a timely manner by TV Azteca).

Transfer of Assets and Capital.

In order for the Spin-Off to take effect, TV Azteca will transfer to Unefon Holdings the following assets and stock:

1. The assets to be contributed by TV Azteca to Unefon Holdings consist of:

   (a) Investments in shares of the Unefon company equal to 1,170,000,000 Series "A" shares consisting of 46.5% of the duly subscribed and paid-in capital stock of Unefon owned by TV Azteca. The value of such shares, according to their book value as of October 31, 2003 is $513,220,000.00.

   (b) Investments in shares of Cosmofrecuencias, equal to 305,295 shares representing 50% of the subscribed paid-in and capital stock of Cosmofrecuencias owned by TV Azteca. The value of such shares, according to book value to October 31, 2003, is $112,078,000.00.

2. The portion of the accounting capital to be contributed by TV Azteca to Unefon Holdings is in the amount of $625,298,000.00, of which $68,000,000.00 will come from capital stock and $557,298,000.00 from other accounting capital accounts.

3. No liabilities will be transferred to Unefon Holdings.

4. TV Azteca as well as Unefon will keep all other assets and capital other than those mentioned above and transferred as a result of the Spin-Off to Unefon Holdings.

Certain Relationships Between TV Azteca and Unefon Holdings.

In connection with the Spin-Off, TV Azteca and Unefon Holdings will maintain a relationship in order to complete the Spin-Off and assure that related resolutions and agreements are executed. At this time, it is not expected that TV Azteca and Unefon Holdings will have a material contractual relationships; however, TV Azteca will continue to maintain the contractual obligations it currently has with Unefon, which are described below:

1. ADVERTISING AGREEMENT

In June 1998, TV Azteca and Unefon executed a 10 year advertising agreement for an amount of US$200 million by which TV Azteca agreed to provide Unefon with advertising spots.

The principal terms and conditions of the contract and its modifications include:

- The Company will provide Unefon with advertising spots for a total of 120,000 Gross Rating Points ("GRPs") during the term of the agreement, for a maximum of 35,000 GRPs per year. For purposes of the agreement, GRPs are equal to the number of total ratings points obtained during the 60 second transmission of a commercial. 30% of such GRPs may be used during prime time. Unefon may only use the GRPs until December 2009;

- TV Azteca receives income over 3% of the gross sales of Unefon, for which it is obligated to pay the Company 3.0% of its gross income up to a maximum of US$200 million. As of December 31, 2003, the Company had transmitted advertisements to Unefon at a total value of Ps.$147 million (nominal). Payments maturing in 2000, 2001 and 2002 will be paid in a deferred manner in four equal installments every six months during 2003 and 2004, the first of such payments maturing in June, 2003. The deferred payments accrue interest at an annual interest rate of 12%. Starting in 2003, the payments by Unefon to the Company will mature constantly; and

- The failure of Unefon to pay advance payments will not be considered a default under the agreement; however, the Company may suspend television services to Unefon.

2. REAL ESTATE LEASE AGREEMENT

In May 1998, the Company signed a lease agreement with Unefon for Unefon office space. The lease has a valid term of ten years, which commenced in June, 1998, and may be renewed for an additional ten-year term by prior notice to Unefon. The rent is for an amount of Ps.$2.5 million per month to be paid in advance each month.

3. CREDIT BACKING

In July, 2003, the Company and Mr. Saba announced their intent to provide credit support to Unefon in an amount of up to US$80.0 million each. As of October 31, 2003, the Company has granted US$31 million as credit backing to Unefon. The Company has decided not to grant any more credit backing to Unefon.

4. COMMON DIRECTORS

TV Azteca has three directors in common with Unefon: Messrs. Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Jose Ignacio Morales Elcoro. The directors of TV Azteca and Unefon are obligated, in accordance with the LGCM and the corporate by-laws of each of the companies mentioned herein, to disclose to the Board of Directors any situation that may involve a conflict of interests. Any directors should abstain from voting on proposals in which they may have a conflict of interest.

B. OBJECT OF THE TRANSACTION

The principal objective of the Spin-Off of Unefon from TV Azteca is to separate the investment currently held by TV Azteca in Unefon and Cosmofrecuencias from the rest of its assets and in this manner convert TV Azteca into a company dedicated exclusively to media, as it once was.

The Company anticipates this separation will allow TV Azteca to continue to grow as a successful signal transmission and television programming production company. Once the businesses of TV Azteca, Unefon and Cosmofrecuencias have been separated, TV Azteca believes it will be able to focus more efficiently on the improvement and increase of its ownership in its core business which differs substantially from the businesses of Unefon and Cosmofrecuencias, which consist essentially of the rendering of basic mobile telephone services and wireless broad band internet access, respectively.

Furthermore, each company is capable of growing by means of its own resources, without the existence of internal competition in obtaining additional resources, whether financial or otherwise and the financial community may focus, independently and separately, on the analysis and ownership of each of the projects of such companies.

C. EXPENSES DERIVED FROM THE TRANSACTION

The expenses of the Spin-Off are as follows:

Fees paid to legal and accounting counsel, independent auditors and notaries (fedatarios publicos), as well as expenses arising out of fees paid for recording in the Public Registry of Commerce of the Federal District (Registro Publico de Comercio del Distrito Federal) and publicizing the Spin-Off. According to the LGSM the amount will be approximately $1 million.

D. OPERATION APPROVAL DATE.

Board of Directors

On October 21, 2003, the members of the Board of Directors of the Issuer will expressly and unanimously ratify the approval that such members had given outside of a board meeting during the period of September 30, and October 1, of this year.

General Extraordinary Shareholders Meeting

TV Azteca published its announcement on December 3, 2003 of the General Extraordinary Shareholders Meeting to be held on December 19, 2003. During such Meeting, approval of the Spin-Off will be placed before the holders of the Series "A" shares of the capital stock of TV Azteca.

In accordance with the corporate by-laws of TV Azteca, the Spin-Off is one of the matters of which (i) only the holders of the Series "A" shares of the capital stock of TV Azteca may vote and (ii) require the approval of the majority of the Series "A" shares of TV Azteca.

Azteca Holdings, the majority shareholder of the Series "A" shares of TV Azteca, expects to vote in favor of the Spin-Off, which would result in the approval of the Spin-Off even if all other shareholders do not vote in favor of the Spin-Off.

E. ACCOUNTING TREATMENT

In order to register the effects derived from the Spin-Off set forth in this Information Memorandum, the Issuer proposes applying the MEXICAN GAAP in accordance with the provisions of Bulletin B-8 "Consolidated and Pooled Financial Statements and Evaluation of Permanent Investments in Shares" ("Estados Financieros Consolidados and Combinados y Valuacion de Inversiones Permanentes en Acciones") issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Publicos, A.C.).

The Issuer will recognize, pro rata to its shareholdings in Unefon and Cosmofrecuencias, the loss relating to the results of those companies, reflective of the structure of its ownership of those shareholdings, resulting in the following pro forma effects:

> (i) a decrease in the investments in Unefon and Cosmofrecuencias of $1,242,727,000.00 and $251,097,000.00, respectively, and (ii) the recognition of a loss of $1,493,824,000.00 in 2003.

Derived from the pro forma registries described above, the investments in Unefon and Cosmofrecuencias will be equal to $513,220,000.00 and $112,078,000.00, respectively, for which on a pro-forma basis, the Spin-Off will cause the following effects in TV Azteca:

> (i) a decrease in the capital stock of $68,000,000.00, (ii) a decrease in other accounting capital accounts of $557,298,000.00 and (iii) the corresponding unincorporation of the investments in Unefon and Cosmofrecuencias in the amounts of $513,220,000.00 and $112,078,000.00, respectively.

F. TAX CONSEQUENCES

The Spin-Off is not a taxable event for Mexican Income Tax purposes.

For those TV Azteca shareholders who are not Mexican residents, the receipt by Unefon Holdings Shares with respect to the Spin-Off are not subject to income taxation on individuals, income taxes on companies or value added tax.

TV Azteca will not be subject to Mexican Income Tax for the transfer of resources in favor of Unefon Holdings based on the Spin-Off as long as at least 51% of the subscribed and paid-in shares of TV Azteca and Unefon Holdings are not transferred within the following year to the date on which the Mexican tax authorities have been notified of such Spin-Off.

For Mexican tax purposes, an individual resides in Mexico if he or she has established a residence therein, unless such person has resided abroad for more than 183 days, whether consecutive or not in any calendar year and can demonstrate that he or she has taken residence in such country for tax effects. A company resides in Mexico for Mexican tax effects if, when incorporated in Mexico, it has its main office or domicile in Mexico. A presumption exists that a Mexican citizen resides in Mexico unless such party can prove the contrary. If a non-resident in Mexico has a permanent establishment or fixed base in Mexico, it will be subject to Mexican taxation in accordance with the applicable fiscal legislation.

No fiscal stamp, issuance, registry, tax or similar tariff exists must be paid by the shareholders of Unefon Holdings with respect to the Spin-Off.

With respect to tax effects on non-Mexican shareholders, the Company's tax attorneys have informed it that the Spin-Off may be an event subject to taxation at the time such Spin-Off takes effect; however, each non-Mexican shareholder should consult with a tax specialist regarding the tax implications of such Spin-Off in accordance with applicable laws.

IV. INFORMATION CONCERNING EACH PARTY INVOLVED IN THE TRANSACTION.

TV AZTECA

The description of the business and its evolution is contained in the TV AZTECA ANNUAL REPORT.

(See also "The Company - - History and Development of the Company - - Description of the Business" "La Compania - Historia and Desarrollo de la Empresa - Descripcion del Negocio"] in the TV AZTECA ANNUAL REPORT).

The corporate structure of the Company as of October 31 is as follows:

		A CPO	DA CPO	DL CPO	Total Shares
AH	2,301,957,280	817,835,848	817,835,848	817,835,848	4,755,464,824
RB	23,252,092	142,630,100	142,630,100	142,630,100	451,142,392
COTSA	144,673,530	44,226,751	44,226,751	44,226,751	277,353,782
Majority Shares Held	2,469,882,902	1,004,692,969	1,004,692,699	1,004,692,699	5,483,960,998
Total Paid Shares	--	1,223,441,160	1,223,441,160	1,223,441,160	3,670,323,481
Held Publicly	2,469,882,902	2,228,133,859	2,228,133,859	2,228,133,859	9,154,284,479
Total Treasury	234,318,842	475,743,891	475,743,891	475,743,891	1,661,550,517
Total Authorized	2,704,201,744	2,703,877,751	2,703,877,751	2,703,877,751	10,815,834,996

Grupo Elektra has the right to exchange Series N shares of Comunicaciones Avanzadas, S.A. de C.V. ("CASA") owned by it, in whole or in part, at any time until March 26, 2006 for approximately 226.5 million worth of CPOs owned by Azteca Holdings (the "Reserved Elektra Shares"). This exchange right allows Grupo Elektra to acquire approximately 7.6% of the capital stock of the Company owned by Azteca Holdings, which will reduce the direct and indirect ownership of Azteca Holdings of the capital stock of the Company to 49.8%.

There has been no significant change in the ownership of the principal shareholders during the last three years.

SECURITIES MARKET

CPOs are operated on the BMV. ADSs are issued by BONY (as depositary) and operated on the NYSE.

The following table provides, for the periods indicated below, the highest and lowest sale prices reported for CPOs on the BMV and the highest and lowest sale prices reported for ADSs on the NYSE. The prices have not been re-calculated in constant monetary terms, but are presented in the following manner in order to reflect the division of shares described below.

FISCAL YEAR ENDED DECEMBER	M PESOS PER CP HIGH	M PESOS PER CP LOW	NYSE US$ PER ADS HIGH	NYSE US$ PER ADS LOW
1998	Ps. 11.5152	Ps. 2.7780	US$ 23.0625	US$ 4.2500
1999	5.3100	5.1900	9.0000	8.9400
2000	5.9400	5.8000	10.0000	9.7500
2001	6.5800	2.2000	10.6500	3.7800
2002	4.9200	2.7000	8.8000	4.3000

QUARTER	M PESOS PER CP HIGH	M PESOS PER CP LOW	NYSE US$ PER ADS HIGH	NYSE US$ PER ADS LOW
2001				
First Quarter	Ps. 6.5	Ps. 4.1	US$ 10.6	US$ 7.3
Second Quarter	5.2	3.6	9.0	6.4
Third Quarter	4.0	2.2	6.9	3.7
Fourth Quarter	3.9	2.2	6.8	3.7
2002				
First Quarter	4.8	3.7	8.8	6.6
Second Quarter	4.9	4.0	8.7	6.3
Third Quarter	4.3	2.9	7.0	4.6
Fourth Quarter	3.4	2.0	5.6	4.3
2003				
First Quarter	3.3	2.8	5.1	4.2
Second Quarter	4.6	3.0	6.6	4.0
Third Quarter	5.1	4.1	7.5	6.3

MONTH ENDING ON	M PESOS PER CP HIGH	M PESOS PER CP LOW	NYSE US$ PER ADS HIGH	NYSE US$ PER ADS LOW
31 December 2002	Ps. 3.0	Ps. 3.0	US$ 4.8	US$ 4.6
31 January 2003	2.9	2.9	4.3	4.2
28 February 2003	3.2	3.2	4.7	4.7
31 March 2003	3.1	3.0	4.7	4.6
30 April 2003	3.7	3.6	5.9	5.7
31 May 2003	3.9	3.8	6.2	6.1
30 June 2003	4.3	4.1	6.7	6.5
31 July 2003	4.4	4.2	6.8	6.5
31 August 2003	4.5	4.4	6.6	6.5
30 September 2003	5.1	5.0	7.5	7.3
31 October 2003	5.6	5.5	8.1	8.0

On March 27, 1998, the shareholders of the Company approved a four-for-one division of the shares of capital stock of TV Azteca. The division was declared effective on April 22, 1998. As a result of the division, each ADS now represents 16 CPOs.

As of May 2003, approximately 109 million CPOs have been repurchased since the Company started its repurchasing in April 1998.

Behavior of the Shares on the Stock Market

CORPORATE NAME: TV AZTECA
TICKER TV AZTCA
SERIES CP
TRADES ON BMV

DATE	MAXIMUM	MINIMUM	CLOSE	VOLUME
LAST DAY OF THE LAST FIVE FISCAL YEARS				
31 12 1997	$11.52	$11.29	$11.29	76,000
31 12 1998	$4.28	$4.17	$4.17	138,000
30 12 1999	$5.31	$5.19	$5.25	438,000
31 12 2000	$5.94	$5.80	$5.84	2,371,000
31 12 2001	$3.88	$3.76	$3.76	2,506,000
31 12 2002	$3.08	$3.04	$3.05	878,020
LAST DAY OF EACH QUARTER OF THE LAST TWO YEARS				
30 03 2001	$4.41	$4.12	$4.38	4,922,000
29 06 2001	$3.71	$3.61	$3.62	2,095,000
28 09 2001	$2.29	$2.21	$2.28	5,196,000
31 12 2001	$3.88	$3.76	$3.76	2,506,000
27 03 2002	$4.85	$4.77	$4.83	2,020,000
28 06 2002	$4.28	$4.20	$4.22	9,471,200
30 09 2002	$3.16	$3.00	$3.12	14,211,800
31 02 2002	$3.07	$3.04	$3.05	287,800
31 03 2003	$2.85	$2.70	$2.85	1,748,200
30 06 2003	$4.31	$4.16	$4.16	2,747,100
30 09 2003	$5.17	$5.00	$5.14	7,292,300
LAST DAY OF THE MONTH FOR THE SIX MONTHS PRIOR TO PRESENTATION				
30 05 2003	$3.59	$3.50	$3.52	
30 06 2003	$4.31	$4.16	$4.16	
31 07 2003	$4.43	$4.26	$4.40	
29 08 2003	$4.50	$4.43	$4.47	
30 09 2003	$5.17	$5.00	$5.14	
31 10 2003	$5.64	$5.50	$5.53	

CORPORATE NAME:	TV AZTECA
TICKER	TZA
SERIES	ADR
TRADES ON	NYSE

DATE	MAXIMUM	MINIMUM	CLOSE	VOLUME
LAST DAY OF THE LAST FIVE FISCAL YEARS				
31 12 1998	$6.94	$6.69	$6.69	55,000
31 12 1999	$9.00	$8.94	$9.00	159,200
29 12 2000	$10.00	$9.75	$9.94	175,700
31 12 2001	$6.90	$6.71	$6.79	74,000
31 12 2002	$4.81	$4.69	$4.79	14,000

On March 27, 1998, the shareholders of the Company approved a four-for-one division of the shares of capital stock of TV Azteca. The division was declared effective on April 22, 1998. As a result of the division, each ADS now represents 16 CPOs.

As of May 2003, approximately 109 million CPOs have been repurchased since the company started its repurchasing in April 1998.

BEHAVIOR OF THE SHARES ON THE STOCK MARKET

Recent Events as of Last Annual Report.

1. Payment of reimbursements, resulting from the reduction in capital and preferential dividends to shareholders approved in the General Shareholders' Meeting held on April 30, 2003.

On June 30, 2003, the Issuer paid the amount of US$122 million for the reimbursement of reduction in capital and US$3 million for the preferential dividends.

2. Extinction of shareholder rights of TV Azteca to acquire Unefon Shares.

In October 2000, the Company granted its shareholders rights to acquire, on a pro-rated basis, ownership held by such Company in Unefon for a total exercise price of US$177.0 million. The exercise of such rights is subject to, among other things, the presentation and effectiveness of a declaration of registration before the SEC, registering the shares of capital stock of Unefon. The rights to acquire the Unefon Shares would originally have been exercised on December 11, 2002, but in December 2002, the Company approved a change in the exercise date to December 12, 2003.

Since, to date, some of these conditions have not been complied with and it is expected that such conditions will not be complied with, such rights may not be exercised and will be extinguished.

UNEFON HOLDINGS

Unefon Holdings will be incorporated as a variable capital company organized under the laws of Mexico. Upon incorporation, Unefon Holdings will have the same shareholders and division of shares as TV Azteca currently has.

Once the Spin-Off has taken effect, Unefon Holdings will be incorporated as a holding company representing 46.5% of the capital stock of Unefon, with the shares representing 50% of the capital stock of Cosmofrecuencias. As such, the main corporate purpose of Unefon Holdings will be the following:

"To promote, incorporate, establish, organize, develop, exploit, manage and represent all types of companies or corporations and associations of any other nature both domestic and foreign, including acquiring or subscribing shares and partnership interests of such companies and acquiring their own shares under the terms of the Stock Market Law."

Capital Structure

If the Spin-Off had occurred on October 31, 2003, the capital structure of Unefon Holdings would have been the following:

Unefon Holdings, as the resulting company, would have had capital stock worth $68,000,000.00.

Therefore, the value of the total assets of Unefon Holdings will be $625,298,000.00, capital stock in the amount of $68,000,000.00 and total shareholder equity in the amount of $625,298,000.00.

Shareholders' Rights; Management of Unefon Holdings.

The shareholders of TV Azteca will own the same percentage of shares in the capital stock of Unefon Holdings.

The shareholders of Unefon Holdings will have the rights conferred upon them by the Stock Market Law, the LGSM and the corporate by-laws of Unefon Holdings, which will be substantially similar to those of TV Azteca; provided, however, that the capital stock of Unefon Holdings will be represented by common, ordinary shares with full voting rights, which contrasts with the capital stock of TV Azteca, which is represented by both common, ordinary shares with full voting rights and by shares with limited voting rights under the terms of article 113 of the LGSM.

Furthermore, the Unefon shares will be subject to subscription and may be acquired by any person or company, whether national or foreign, as long as the applicable legal provisions regarding foreign investment, with respect to percentages of the participation of foreign investment in the capital stock of such company, have been complied with.

Unefon Holdings will be managed by a Board of Directors made up of a minimum of five members and a maximum of twenty members, to be determined by the General Ordinary Shareholders' Meeting. At least 20% of the Board will be independent under the terms of article 14 Bis of the Stock Market Law.

All the members of the Board of Directors will have the following obligations and will follow the following principles: (i) advise the Chairman and Secretary of the Board of Directors of any situation that may cause a conflict of interest, and abstain from participating in the related deliberations; (ii) use the assets or services of the Company solely in compliance with its corporate purpose and define clear policies when such assets are to be (exceptionally) used for personal reasons; (iii) dedicate the necessary time and attention to the tasks assigned to the members of the Board, particularly attending at least 70% of the meetings that are called; (iv) keep all information that may affect the Company's operations, as well as any deliberations carried out by the Board, completely confidential; (v) remain informed with regard to the matters dealt with in the Board of Directors meetings; and (vi) support the Board of Directors by means of opinions, recommendations and references derived from the analysis of the

performance of the company, in order for the decisions to be adopted and to be duly supported by professional criteria and by qualified personnel with a broader and more independent focus with respect to the operations of the Company.

Furthermore, Unefon Holdings may form one or more committees to be created by the Board of Directors, which will each be made up of three members of the Board of Directors of Unefon Holdings. The committee(s) will act as a single body, provided that two of the three members be independent directors under the terms of the Stock Market Law.

Unefon Holdings anticipates the following committees:

1. COMPENSATION COMMITTEE: to review and make recommendations to the Board of Directors with respect to remuneration (including incentives and bonuses) to the directors of Unefon Holdings.

2. AUDITING COMMITTEE: to issue opinions regarding operations with related parties; propose the hiring of independent specialists in the cases it deems convenient; review financial reports and financial systems governing internal controls; and review the activities and independence of the independent auditors and the activities of the internal auditing team.

3. INVESTMENT COMMITTEE: to review any/all important capital investment decisions made outside the normal course of business, which are not included in the annual budget, and evaluate the riskiness of such business endeavors.

4. TRANSACTIONS WITH RELATED PARTIES COMMITTEE: to review any important transaction with any related party of Unefon Holdings or its majority shareholders.

Once the Spin-Off takes effect, the securities of Unefon Holdings will be sought to be registered on the BMV and on the securities exchange or quotation system in the U.S. that will be chosen for such effects.

Currently there is no intermediary market for the Unefon Holdings Shares or the ADS Unefon Holdings, and the establishment of such market cannot be ensured. TV Azteca is currently trying to receive approval to list or trade (i) the Unefon Holdings Shares on the BMV and (ii) the ADS Unefon Holdings on a securities quotation system or exchange in the U.S. The prices at which the Unefon Holdings Shares and ADS Unefon Holdings may be negotiated after the Distribution Date cannot be predicted.

At the date of this Information Memorandum, the requests for the registry of the Unefon Holdings securities both in Mexico and the U.S. have not been presented to the corresponding authorities. Once such requests are presented, TV Azteca anticipates they will be modified before the respective authorizations are issued. Once the securities of Unefon Holdings have been authorized to trade both in Mexico as well as the U.S., Unefon Holdings will be subject to periodical reports and other information requirements, in accordance with the laws governing the stock market applicable to Issuers in the U.S. and in Mexico.

V. RISK FACTORS

A. RISKS TO ISSUER

(See Also "Annual Information - - Risk Factors" "Informacion Anual - Factores de Riesgo" in the TV AZTECA ANNUAL REPORT).

B. RISKS DERIVED FROM THE TRANSACTION

Opposition from Creditors:

In terms of section VI of article 228-Bis of the LGSM, any creditor with a legal interest can legally oppose the Spin-Off. In the event there is opposition, the Company cannot envisage the results of such opposition, and in the event the opposition is duly grounded, the Company does not assert that it will reach a settlement with the party in opposition.

The Spin-Off Will Substantially Change Operations and the Financial Situation.

In the event the Spin-Off is agreed upon, Unefon Holdings will receive the transfer of certain assets and all the Unefon Shares, as well as the shares of Cosmofrecuencias owned by TV Azteca. As a result of the above, TV Azteca will be less diversified than it is currently. The Company cannot forecast whether the results of such a divestment in Unefon and Cosmofrecuencias will be positive.

The Spin-Off May Affect the Price of the TV Azteca Shares.

In the event the Spin-Off is agreed upon, the price of the TV Azteca securities on the market may fluctuate. In this sense, the Issuer does not claim that, if such fluctuations occur in the price of the TV Azteca shares, such fluctuations will be positive.

Sale of the Unefon Shares and/or Cosmofrecuencias Shares Owned by TV Azteca:

As a result of the Spin-Off, TV Azteca will not continue to maintain its shareholder interests in Unefon and Cosmofrecuencias; therefore, in the future, it will not have any cash flows from the sale of the Unefon and/or Cosmofrecuencias shares.

Dividends, Products or Reimbursements of Capital from Unefon and Cosmofrecuencias:

As a consequence of the Spin-Off, TV Azteca will not have, in the future, any cash flows arising out of capital dividends, products or reimbursements distributed by Unefon and/or Cosmofrecuencias to their shareholders.

Participation in the Results of Unefon and Cosmofrecuencias:

As a result of the Spin-Off, TV Azteca will not continue to maintain its shareholder interest in Unefon and, in the event Unefon reflects positive net results, those results may not be reflected by means of the participation method.

Capital Gains on the Unefon Shares:

As a result of the Spin-Off, TV Azteca may not be able to continue maintaining its shareholder interest in Unefon and, in the event Unefon reflects increases in its market price, these increases may not be reflected in such investment.

Lack of Registration of the Unefon Holdings Shares

Once the Spin-Off takes effect, the necessary procedures will be carried out to register the Unefon Holdings Shares in the Securities Registry of the National Securities Registry and in a securities or quotation system in the U.S., after obtaining authorization from the CNBV and SEC, respectively. The Company does not aver that it will obtain such authorizations, but if it does obtain them, it cannot predict when they will be granted.

Lack of Liquidity of the Unefon Holdings Shares

Starting in 1995, the Mexican stock market has experienced a considerable decrease in the amount and number of operations carried out on the same. In addition, the level of operations on the BMV is less than on other markets. As a result, the existence of a secondary market for the Unefon Holdings Shares cannot be guaranteed, nor can any guarantees be granted with respect to the conditions that may affect the market of the Unefon Holdings Shares in the future. Further, neither the capacity of the shareholders to assign nor the conditions under which, as applicable, they may assign such shares can be guaranteed.

Financial Information Included in This Information Memorandum

This Information Memorandum includes the General Consolidated Balances of TV Azteca and its Subsidiaries for the years ended December 31, 2001 and 2002, respectively, as well as the ten-month periods ended October 31, 2002 and 2003, respectively. Additionally, the Consolidated General Balances before and after the Spin-Off of TV Azteca and Subsidiaries for the period ended October 31, 2003 and the years ended December 31, 2001 and 2002 are included. The general balances of Unefon Holdings are prepared as if Unefon had been incorporated on October 31, 2003, using as a basis the historical financial information of TV Azteca. As a result, such balances reflect the situation of Unefon Holdings as if such company would have been operating during the financial years ended in the years of 2001 and 2002, respectively, and during the ten-month periods ended October 31, 2002 and 2003, respectively. However, it does not claim that the financial results of Unefon Holdings would have been the same if it had been incorporated on said date.

These factors and the other risk factors referred to in the TV AZTECA Annual Report are not necessarily all the important factors that may cause such real results to differ substantially from those expressed in any of the declarations regarding the future of the Company. Other unknown or unpredictable factors can also negatively affect the future results of the Company. Such declarations regarding the future included in this Information Memorandum are made solely as of the date of this Information Memorandum, and the Company does not represent that such projected results or facts will occur. The Company waives any obligation to update any of these declarations regarding the future, whether as a result of new information, future events or otherwise.

VI. SELECTED FINANCIAL DATA

TV AZTECA, S.A. DE C.V.
MILLONES DE PESOS CONSTANTES DEL 31 DE
OCTUBRE DE 2003

POR EL ANO QUE TERMINO Y AL 31 DE DICIEMBRE DE:

DATOS DEL ESTADO DE RESULTADOS:	2001	AJUSTE PRO FORMA 2001	PRO FORMA 2001	2002	AJUSTE PRO FORMA 2002	PRO FORMA 2002
MEXICAN GAAP:						
Ventas netas	PS.6,286		PS.6,286	PS.6,869		PS.6,869
Costo de programacion, produccion y trasmision	2,536		2,536	2,578		2,578
Gastos de venta y administracion	982		982	1,000		1,000
Depreciacion y amortizacion	620		620	396		396
Utilidad de operacion	2,148		2,148	2,895		2,895
Otros gastos - Neto	(250)		(250)	(453)		(453)
Costo integral de financiemiento	(340)		(340)	(1,133)		(1,133)
Utilidad antes de provision para impuesto sobre la renta e impuesto sobre la renta diferido y partida especial	1,558		1,558	1,308		1,308
Provision para impuesto sobre la renta e impuesto sobre la rento diferido	(11)		(11)	(297)		(297)
Partida epsecial - Efecto del reconocimiento del metodo de participacion de Unefon y Cosmofrecuencias		PS.(306)	(306)		PS.(627)	(627)
Utilidad neta	1,546	(306)	1,240	1,011	(627)	384
(Perdida) utilidad del interes minoritario	(2)		(2)	0		0
Utilidad del interes mayoritario	1,548	(306)	1,242	1,011	(627)	384
Utilidad neta por accion de los accionistas mayoritarios	0.17	(0.03)	0.14	0.11	(0.07)	0.04
Promedio ponderado de acciones en circulacion	9,025		9,025	9,057		9,057
DATOS DEL BALANCE:						
MEXICAN GAAP:						
Inmuebles, maquinaria y equipo - Neto	PS.2,366		PS.2,366	PS.2,291		PS.2,291
Concesiones de television - Neto	3,843		3,843	3,842		3,842
Inversion en Unefon	1,898	PS.(1,898)	-	1,803	PS.(1,803)	-
Inversion en Cosmofrecuancias	345	(345)	-	364	(364)	-
Total activo	22,069	(2,243)	19,826	22,238	(2,167)	20,071
Total deuda	6,355		6,355	6,322		6,322
Anticipos de anunciantes	4,764		4,764	4,565		4,565
Anticipos de anunciantes de Unefon	2,319		2,319	2,225		2,225
Anticipos de Publicidad, programacion y servicios de Todito	735		735	518		518
Interes mayoritario	5,923	(2,243)	3,680	6,759	(2,167)	4,592
Interes minoritario	9		9	9		9
Total inversion de los accionistas	5,932	(2,243)	3,689	6,768	(2,167)	4,601
OTRA INFORMACION FINANCIERA:						
Mexican GAAP:						
EBITDA	PS.2,768		PS.2,768	PS.3,290	PS.	PS.3,290
EBITDA margen	44%		44%	48%		48%

POR EL PERIODO DE DIEZ MESES QUE TERMINO Y AL 31 DE OCTUBRE DE:

	2002	AJUSTE PRO FORMA 2002	PRO FORMA 2002	2003	AJUSTE PRO FORMA 2003	PRO FORMA 2003
DATOS DEL ESTADO DE RESULTADOS:						
MEXICAN GAAP:						
Ventas netas	PS.5,455		PS.5,455	PS.5,643		PS.5,643
Costo de programacion, produccion y trasmision	2,265		2,265	2,263		2,263
Gastos de venta y administracion	813		813	857		857
Depreciacion y amortizacion	438		438	285		285
Utilidad de operacion	1,940		1,940	2,239		2,239
Otros gastos - Neto	(327)		(327)	(306)		(306)
Costo integral de financiemiento	(1,003)		(1,003)	(612)		(612)
Utilidad antes de provision para impuesto sobre la renta e impuesto sobre la renta diferido y partida especial	609		609	1,321		1,321
Provision para impuesto sobre la renta e impuesto sobre la rento diferido	(177)		(177)	(140)		(140)
Partida epsecial - Efecto del reconocimiento del metodo de participacion de Unefon y Cosmofrecuencias		PS.(598)	(598)	(1,494)		(1,494)
Utilidad neta	432	(598)	(166)	(313)		(313)
(Perdida) utilidad del interes minoritari	1		1	(1)		(1)
Utilidad del interes mayoritario	433	(598)	(165)	(314)		(314)
Utilidad neta por accion de los accionistas mayoritarios	0.05	(0.07)	(0.02)	(0.03)		(0.03)
Promedio ponderado de acciones en circulacion	9,058		9,058	9,113		9,113
DATOS DEL BALANCE:						
MEXICAN GAAP:						
Inmuebles, maquinaria y equipo - Neto	PS.2,287		PS.2,287	PS.2,263		PS.2,263
Concesiones de television - Neto	3,743		3,743	3,838		3,838
Inversion en Unefon	1,825	PS.(1,825)	-	513	PS.(513)	-
Inversion en Cosmofrecuencias	362	(362)	-	112	(112)	-
Total activo	20,413	(2,187)	18,226	19,160	(625)	18,534
Total deuda	6,731		6,731	6,892		6,892
Anticipos de anunciantes	2,579		2,579	2,911		2,911
Anticipos de anunciantes de Unefon	2,259		2,259	2,088		2,088
Anticipos de Publicidad, programacion y servicios de Todito	574		574	424		424
Interes mayoritario	6,283	(2,187)	4,097	4,809	(625)	4,184
Interes minoritario	9		9	10		10
Total inversion de los accionistas	6,292	(2,187)	4,106	4,920	(625)	4,195
OTRA INFORMACION FINANCIERA:						
Mexican GAAP:						
EBITDA	PS.2,378	PS.	PS.2,378	PS.2,524	PS.	PS.2,524
EBITDA margen	44%		44%	45%		45%

VII. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Issuer recognizes the following accounting effects in a pro-forma basis:

a) Participation method, arising out of the results of its investments in Unefon and Cosmofrecuencias, which causes the accounting effects detailed below:

   i) Recognition of a loss of $305,516,000.00, $626,694,000.00, $597,571,000.00 and $1,493,824,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

   ii) The decrease in investment in Unefon of $305,516,000.00, $626,694,000.00, $597,571,000.00 and $1,242,727,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

   iii) The decrease of investment in Cosmofrecuencias of $251,097,000.00 for the ten-month period ended October 31, 2003. During the years ended December 31, 2001 and 2002, as well as the ten-month period ended October 31, 2002, Cosmofrecuencias did not generate any results that affect the participation method.

b) Pro-forma Spin-Off of the investments mentioned above, which originated the following accounting effects:

   i) A decrease in the capital stock in the amount of $68,000,000.00, $68,000,000.00, $68,000,000.00 and $68,000,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

   ii) A decrease in other accounting capital accounts in the amounts of $2,174,628,000.00, $2,099,043,000.00, $2,118,661,000.00 and $557,298,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

   iii) the unincorporation of the investment in Unefon in the amounts of $1,897,840,000.00, $1,802,826,000.00, $1,824,845,000.00 and $513,220,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

   iv) the unincorporation of the investment in Cosmofrecuencias in the amount of $344,785,000.00, $364,218,000.00, $361,816,000.00 and $112,078,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively.

DECLARATIONS RELATED TO FUTURE EXPECTATIONS

Some of the declarations in this Information Memorandum are future expectations. Furthermore, TV Azteca or Unefon Holdings may make declarations of future expectations for future proceedings before the CNBV, in written materials, in the press, and as verbal declarations issued by or in the name of such companies. The declarations of future expectations include declarations regarding the current intentions, beliefs or expectations of TV Azteca or Unefon Holdings, or the officers of such companies (including declarations preceded or followed by, or that include terminology implying, a future

expectation, such as "could", "should", "relieve", "hope" or "expect", "anticipate", "predict", "continue" or similar expressions or comparable terminology) with respect to various issues.

It is important to point out that the actual financial results of TV Azteca or Unefon Holdings may differ materially from those anticipated results in the future expectations declarations, since they depend on various important factors. Such factors include economic, political and governmental conditions in Mexico and any other conditions, inflation rates, exchange rates and exchange controls in Mexico, adjustments to rates, changes in legislation, technological improvements, market demand and competition. This list of factors is not exclusive since risks and uncertainties may cause the results to materially differ from those declared in the future expectations.

All information and the future expectation declarations container in this Information Memorandum are based on the information available to the date for TV Azteca. TV Azteca is not obligated to update such information or future expectation declaration made by it or in the name of TV Azteca or Unefon Holdings, in this Information Memorandum or in any other manner, except in the ordinary course of information that has been publicly revealed.

NO PARTY HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION OR TO MAKE ANY DECLARATION WHATSOEVER THAT HAS NOT BEEN CONTAINER OR REFERRED TO HEREIN, AND IF IT WERE TO DO SO, SUCH INFORMATION OR DECLARATION WILL NOT BE CONSIDERED AUTHORIZED BY TV AZTECA OR UNEFON HOLDINGS.

VIII. RESPONSIBLE PARTIES

The undersigned declare, under an oath to declare truthfully, that in the scope of our respective functions, we have prepared the information related to the Issuer container herein, which, to the best of our knowledge and understanding, reasonably reflects its situation. Furthermore, we declare that we are unaware of any relevant information that has been omitted or any false declarations herein, or that this Information Memorandum contains any information that may lead to an error by the investors.

Lic. Pedro Padilla Longoria
General Director of TV Azteca, S.A. de C.V.

C.P. Carlos Hesles Flores
General Director of Administration and Finance of TV Azteca, S.A. de C.V.

Lic. Francisco X. Borrego Hinojosa Linage General Legal Director of TV Azteca, S.A. de C.V.

IX. EXHIBITS

A. OPINION OF THE INDEPENDENT AUDITOR

B. GENERAL AND PRO FORMA BALANCE SHEETS

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONDENSED AND CONSOLIDATED GENERAL BALANCES
Thousands of Pesos as of October 31, 2003

	DECEMBER 31,		OCTOBER 31,	
	2001	2002	2002	2003
			no auditados	
ASSETS				
Circulating				
Cash and cash equivalents	$ 1,694,949	$ 1,430,473	$ 1,202,230	$ 1,101,159
Accounts receivable	5,059,008	5,052,596	3,441,890	4,005,468
Other circulating assets	1,137,933	953,340	1,092,555	1,209,290
Total circulating assets	7,891,890	7,436,410	5,736,675	6,315,917
Investments in shares of Unefon, S.A. de C.V. (Unefon), associated company	1,897,840	1,802,826	1,824,845	513,220
Investments in shares of Cosmofrequencias, S.A. de C.V. (Cosmofrequencias), associated company	344,788	364,218	361,816	112,078
Accounts receivable from Unefon, associated company	1,982,700	2,062,709	2,116,630	1,813,982
Real estate, machinery and equipment - Net	2,365,596	2,291,023	2,287,125	2,263,196
Television concesions - Net	3,842,882	3,841,605	3,742,689	3,837,825
Other assets	3,743,510	4,439,352	4,343,306	4,303,497
Total assets	$22,069,206	$22,238,142	$20,413,086	$19,159,715
LIABILITIES AND INVESTMENT OF SHAREHOLDERS				
Short term liabilities:				
Short term debt	$ 582,009	$ 448,849	$ 626,531	$ 2,248,174
Other accounts payable and accumulated expenses	1,753,932	1,560,382	1,610,677	1,884,250
Sum, short term liabilities	2,335,941	2,009,230	2,237,208	$ 4,133,424
Long term liabilities:				
Long term debt	5,772,953	5,873,535	6,104,549	4,643,128
Advances from advertisers	4,763,702	4,564,979	2,578,546	2,910,705
Long term advances from advertisers of Unefon, associated company	2,318,680	2,225,208	2,259,180	2,088,222
Advances for publicity, programming and services from associated company	734,548	517,886	574,461	423,792
Other accounts payable.	211,581	278,883	366,848	140,570
Total long term liabilities	13,801,364	13,460,491	11,883,575	10,206,417
Total liabilities	16,137,305	15,469,721	14,120,783	14,339,841
Investments by shareholders:				
Majority interest	5,923,305	6,759,471	6,283,428	4,809,439
Minority interest	8,596	8,950	8,875	10,435
Total shareholder investment	5,931,901	6,768,421	6,292,303	4,819,874
Total liabilities and shareholder investment	$22,069,206	$22,238,142	$20,413,086	$19,159,715

The attached note is an integral part of these general balances.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED PRO FORMA GENERAL BALANCES BEFORE AND AFTER THE SPIN-OFF
AS OF OCTOBER 31, 2003
Thousands of pesos as of October 31, 2003

	BASE SUMS TV AZTECA, S.A. DE C.V. Y SUBSIDIARIAS	UNEFON HOLDINGS, S.A. DE C.V.	TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
	BEFORE SPIN-OFF NOT AUDITED	RESULTING COMPANY	AFTER SPIN-OFF NOT AUDITED
ASSETS			
Circulating:			
Cash and Cash equivalents	$ 1,101,159		$ 1,101,159
Accounts receivable	4,005,468		4,005,468
Other circulating assets	1,209,290		1,209,290
Total circulating assets	6,315,917		6,315,917
Investments in shares of Unefon, S.A. de C.V. (Unefon), associated company	513,220	$ 513,220	--
Investments in shares of de Cosmofrequencias, S.A. de C.V. (Cosmofrecuencias), associated company	112,078	112,078	--
Accounts receivable from Unefon, associated company	1,813,982		1,813,982
Real estate, machinery and equipment - Net	2,263,196		2,263,196
Television concesions - Net	3,837,825		3,837,825
Other assets	4,303,497		4,303,497
Total assets	$ 19,159,715	$ 625,298	$ 18,534,417
LIABILITIES AND INVESTMENT OF SHAREHOLDERS			
Short term liabilities:			
Circulating portion of long term bank loans	2,249,174		2,249,174
Other accounts payable and accumulated expenses	1,884,250		1,884,250
Total short term liabilities	4,133,424		4,133,424
Long term liabilities:			
Long term debt	4,643,128		4,643,128
Advances from advertisers	2,910,705		2,910,705
Advances from advertisers of Unefon, associated company	2,088,222		2,088,222
Advances for Publicity, programming and services from Todito, associated company	423,792		423,792
Other accounts payable	140,570		140,570
Total long term liabilities	10,206,417		10,206,417
Total liabilities	14,339,841		14,339,841
Investments by shareholders:			
Majority interest	4,809,439	$ 625,298	4,184,141
Minority interest	10,435		10,435
Total shareholder investments	4,819,874	625,298	4,194,576
Total liabilities and shareholder investments	$ 19,159,715	$ 625,298	$ 18,534,417

The attached note is an integral part of these general balances.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED PRO FORMA GENERAL BALANCES BEFORE AND AFTER THE SPIN-OFF
AS OF DECEMBER 2002
Thousands of Pesos as of October 31, 2003

	BASE SUMS TV AZTECA, S.A. DE C.V. Y SUBSIDIARIAS	UNEFON HOLDINGS S.A. DE C.V.	TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
	BEFORE SPIN-OFF	RESULTING COMPANY	AFTER SPIN-OFF NOT AUDITED
ASSETS			
Circulating			
Cash and cash equivalents	$ 1,430,473		$ 1,430,473
Accounts receivable	5,052,596		5,052,596
Other circulating assets	953,340		953,340
Total circulating assets	7,436,410		7,436,410
Investment in shares of Unefon, S.A. de C.V. (Unefon), associated company	1,802,826	$ 1,802,826	
Investment in shares of Cosmofrecuencias, S.A. de C.V. (Cosmofrecuencias), associated company	364,218	364,218	
Accounts receivable from Unefon, associated company	2,062,709		2,062,709
Real estate, machinery and equipment - Net	2,291,023		2,291,023
Television concessions - Net	3,841,605		3,841,605
Other assets	4,439,352		4,439,352
Total assets	$22,238,142	$ 2,167,043	$20,071,099
LIABILITIES AND SHAREHOLDER INVESTMENTS			
Short term liabilities:			
Circulating portion of long term bank loans	$ 448,849		$ 448,849
Other accounts payable and accumulated expenses	1,560,382		1,560,382
Total, short term assets	2,009,230		2,009,230
Long term liabilities:			
Long term debt	5,873,535		5,873,535
Advances from advertisers	4,564,979		4,564,979
Advances from advertisers of Unefon, associated company	2,225,208		2,225,208
Advances from publicity, programming and services of Todito, associated company	517,886		517,886
Other accounts payable	278,883		278,883
Total, long term liabilities	13,640,491		13,640,491
Total liabilities	15,469,721		15,469,721
Shareholder investment:			
Majority interest	6,759,471	$ 2,167,043	4,592,428
Minority interest	8,950		8,950
Total investment by shareholders	6,768,421	2,167,043	4,601,378
Total liabilities and investment by shareholders	$22,238,142	$ 2,167,043	$20,071,099

The attached note is an integral part of these general balances.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED GENERAL PRO FORMA BALANCES BEFORE AND AFTER THE SPIN-OFF AS OF DECEMBER 2001
Thousands of Pesos as of December 31, 2003

	BASE SUMS TV AZTECA, S.A. DE C.V. AND SUBSIDIARIAS	UNEFON HOLDINGS S.A. DE C.V.	TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES
	BEFORE SPIN-OFF	RESULTING COMPANY	AFTER SPIN-OFF NOT AUDITED
ASSETS			
Circulating			
Cash and cash equivalents	$ 1,694,949		$ 1,694,949
Accounts receivable	5,059,008		5,059,008
Other circulating assets	1,137,933		1,137,933
Total circulating assets	7,891,890		7,891,890
Investment in shares of Unefon, S.A. de C.V. (Unefon), associated company	1,897,840	$ 1,897,840	
Investments in shares of Cosmofrecuencias, S.A. de C.V. (Cosmofrecuencias), associated company	344,788	344,788	
Accounts receivable from Unefon, associated company	1,982,700		1,982,700
Real estate, machinery and equipment - Net	2,365,596		2,365,596
Television concesions - Net	3,842,882		3,842,882
Other assets	3,743,510		3,743,510
Total assets	$22,069,206	$ 2,242,628	$19,826,578
LIABILITIES AND INVESTMENT BY SHAREHOLDERS			
Short term liabilities:			
Circulating portion of long term bank debt	$ 582,009		$ 582,009
Other accounts payable and accumulated expenses	1,753,932		1,753,932
Sum, short term liabilities	2,335,941		2,335,941
Long term liabilities:			
Long term debt	5,772,853		5,772,853
Advances from advertisers	4,763,702		4,763,702
Advances from advertisers of Unefon, associated company	2,318,680		2,318,680
Advances from publicity, programming and services of associated company	734,548		734,548
Other accounts payable	211,581		211,581
Total long term liabilities	13,801,364		13,801,364
Total liabilities	16,137,305		16,137,305
Investments by shareholders:			
Majority interest	5,923,305	2,242,628	3,680,677
Minority interest	8,596		8,596
Total shareholder investments	5,931,901	2,242,628	3,689,273
Total liabilities and shareholder investments	$22,069,206	$ 2,242,628	$19,826,578

The attached note is an integral part of these general balances.

NOTE 1. THE SPIN-OFF OF UNEFON AND COSMOFRECUENCIAS

The Company assumed the following accounting effects during the drafting of the general balances:

a) Recognition of the participation method arising out of the results of the investments in Unefon and Cosmofrecuencias, causing the accounting effects mentioned detailed below:

i) Recognition of a loss of \$305,516,000.00, \$626,694,000.00, \$597,571,000.00 and \$1,493,824,000.00 for years ended December 31, 2001, 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

ii) the decrease in the investments in Unefon in the amount of \$305,516,000.00, \$626,694,000.00, \$597,571,000.00 and \$1,242,727,000.00 for years ended December 31, 2001, 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

iii) The decrease in the investment in Cosmofrecuencias in the amount of \$251,097,000.00 for the ten month period ended October 31, 2003. During the years ended December 31, 2001 and 2002 as well as the ten-month period ended October 31, 2002, Cosmofrecuencias did not generate any results affecting the participation method.

b) Pro forma division of the investments mentioned above, causing the following accounting effects:

i) A decrease in the capital stock in the amounts of \$68,000,000.00, \$68,000,000.00, \$68,000,000.00 and \$68,000,000.00 for the years ended December 31, 2001, 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

ii) A decrease in other accounting capital accounts in the amount of \$2,174,628,000.00, \$2,099,043,000.00, \$2,118,661,000.00 and \$557,298,000.00 for years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively;

iii) The unincorporation of the investment in Unefon in the amount of \$1,897,840,000.00, \$1,802,826,000.00, \$1,824,845,000.00 and \$513,220,000.00 for years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively; and

iv) The unincorporation of the investment in Cosmofrecuencias in the amount of \$344,785,000.00, \$364,218,000.00, \$361,816,000.00 and \$112,078,000.00 for the years ended December 31, 2001 and 2002, and the ten-month periods ended October 31, 2002 and 2003, respectively.

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6k_wlc120503.txt
<DESCRIPTION>FORM 6-K: REPORT OF FOREIGN ISSUER: DEC 2003
<TEXT>

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number 3337776

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

<PAGE>

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.

(Registrant)

Date: December 8, 2003

By: /S/ OTHON FRIAS

Name: Othon Frias
Title: Attorney-in-fact

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>3
<FILENAME>form6k_wceng120503.txt
<DESCRIPTION>CALL FOR SHAREHOLDERS MEETING IN ENGLISH
<TEXT>

TV AZTECA, S.A. DE C.V.
NOTICE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

Notice for the Shareholders of TV Azteca, S.A. de C.V. to attend to the General Extraordinary Shareholders Meeting that will take place on December 19, 2003 at eleven hours a.m. at the Company headquarters at Anillo Periferico Sur 4121, Colonia Fuentes del Pedregal, Ciudad de Mexico, Distrito Federal, to discuss the following agenda:

AGENDA

I. Discussion and as the case may be approval of the proposal to amend the Bylaws of the Company according to the General Applicable Rules for the Securities Issuers and Other Participants in the Stock Market, published at the Official Federal Gazette on March 19, 2003.

II. Discussion and as the case may be approval of the proposal for the Company's split off , discussion and as the case may be approval of the spin-off Financial Statements and Balance sheets, and as consequence, Company's capital reduction and the creation of Unefon Holdings, S.A. de C.V. as a new company.

III. Ratification of the resolutions adopted on the General Shareholders Meeting dated on April 30, 2003.

IV. Other issues related to the above-mentioned.

V. Appointment of the special delegates to legalize the resolutions adopted at the Meeting.

Since this date and until the Meeting takes place, the Shareholders will have the information regarding the points of the Agenda, also they can consult the same information at working days and hours in the headquarters of the Company.

According to article twenty of the Company's Bylaws, the Stocks Register Book of the Company will be considered closed the day before the Shareholders Meeting takes place.

To attend the Meeting, the Shareholders or representatives must present the correspondent admission card, which will be issued only by the Board of Directors Secretary, according to the request of the Shareholders duly registered in the Stocks Register Book of the Company; such request should be filed at least twenty four hours before to the designated time for the Meeting. The request mentioned must be present to the Board of Directors Secretary jointly with the deposit at the Secretary of the Company, of the securities deposit certificates or records that must be presented jointly with the list issued by the depositors that have accounts in the institution for the correspondent securities deposit, or by a national or foreigner credit institution. The stocks and other documents deposited at

the Company's Secretary will not be returned to the Shareholders or their representatives, until the end of the Meeting and subject to the devolution by them of the correspondent admission cards.

<PAGE>

The Shareholders could be represented by the person or persons designated by themselves, by attorney-at-fact with general or due special power of attorney that was granted according to the applicable laws, or by just the authorization granted in the terms of the Company's forms, duly executed by the Shareholders and two witnesses. Such Form will be on your disposal at working days and hours in the headquarters of the Company or National Financiera S.N.C.'s offices.

The subscribed execute the present notice according to the terms of the first paragraph, article nineteenth of the current bylaws of the Company.

Mexico City at 2 of December of 2003.

Francisco Xavier Borrego Hinojosa Linage
Secretary of the Board of Directors
TV Azteca, S.A. de C.V.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6k_palmese010904.txt
<DESCRIPTION>FORM 6-K: CURRENT REPORT FOREIGN ISSUER 1-9-2004
<TEXT>


RECEIVED
2004 APR 30 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

<PAGE>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV AZTECA, S.A. DE C.V.
(Registrant)

Date: January 9, 2004

By: /S/ FRANCISCO XAVIER BORREGO HINOJOSA

Name: Francisco Xavier Borrego Hinojosa
Title: General Counsel

<PAGE>

[TV AZETCA LOGO]

ADDITIONAL INFORMATION REGARDING UNEFON DEBT TRANSACTIONS

FOR IMMEDIATE RELEASE

MEXICO CITY, JANUARY 9, 2004--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, has announced, in relation to recent unusual stock price movements and trading volume, that Unefon, S.A. de C.V. provided this morning the following information:

ON JUNE 16TH, 2003, ITS MAIN SUBSIDIARY OPERADORA UNEFON, S.A. DE C.V. ("UNEFON") AND CODISCO INVESTMENTS LLC ("CODISCO"), AN ENTITY CONSTITUTED IN THE UNITED STATES, REACHED AN AGREEMENT WITH NORTEL NETWORKS LIMITED ("NORTEL") TO ACQUIRE UNEFON`S OUTSTANDING DEBT WITH NORTEL FOR US$150 MILLION. GIVEN THAT UNEFON, ON A STAND ALONE BASIS, DID NOT HAVE SUFFICIENT FUNDS TO ACQUIRE THE ENTIRETY OF THE DEBT, UNEFON AND CODISCO FUNDED US$43 MILLION AND US$107 MILLION, RESPECTIVELY, SHARING SIMILAR CONDITIONS IN THIS TRANSACTION. IN THE CONTRACT WHICH FORMALIZED THE PURCHASE OF THE DEBT, NORTEL ESTABLISHED THAT THE DEBT COULD NOT BE SOLD TO A NON-RELATED PARTY WITHOUT NORTEL'S EXPRESS CONSENT.

RICARDO SALINAS PLIEGO, CHAIRMAN OF TV AZTECA, S.A. DE C.V. (NYSE: TZA, BMV: TVAZTCA) AND MOISES SABA MASRI, CHAIRMAN OF UNEFON, EACH INDIRECTLY OWNED 50% OF CODISCO.

IN SEPTEMBER 2003, UNEFON SIGNED A SERVICE CONTRACT TO PROVIDE CAPACITY TO AN UNAFFILIATED THIRD PARTY AND RECEIVED US$268 MILLION SUBJECT TO SUCH CONTRACT. UNEFON, AS IT WAS CONTRACTUALLY OBLIGATED TO DO, USED THESE FUNDS IN ADDITION TO FUNDS FROM OPERATIONS AND SHORT-TERM CREDITS TO PAY OFF THE US$325 MILLION IN DEBT. WITH THIS PAYMENT, ALL OF UNEFON`S ASSETS WHICH HAD BEEN COLLATERALIZING THE LOAN WERE RELEASED.

Unefon is a company in which Unefon Holdings, S.A. de C.V. ("Unefon Holdings"), a company recently spun off from TV Azteca, holds an equity participation of 46.5%.

<PAGE>

This description of the transactions is being furnished in advance of the completion of a review that is being carried out by the independent members of the Board of Directors of TV Azteca, with the assistance of MUNGER TOLLES & OLSON, special counsel of the independent directors. This review will continue as informed by the company on January 7.

COMPANY PROFILE

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. RISKS THAT MAY AFFECT TV AZTECA ARE IDENTIFIED IN ITS FORM 20-F AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.

INVESTOR RELATIONS:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Omar Avila
5255 3099 0041
oavila@tvazteca.com.mx

MEDIA RELATIONS:

Tristan Canales
5255 ?3099 ?5786
tcanales@tvazteca.com.mx

Daniel McCosh
5255 3099 0059
dmccosh@tvazteca.com.mx

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6k_tanaka010804.txt
<DESCRIPTION>FORM 6K: REPORT OF FOREIGN ISSUER: 1-8-2004
<TEXT>



FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

<PAGE>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV AZTECA, S.A. DE C.V.
(Registrant)

Date: January 8, 2004

By: /S/ OTHON FRIAS CALDERON

Name: Othon Frias Calderon
Title: Attorney-in-fact

<PAGE>

[TV AZTECA LOGO]

SPECIAL COMMITTEE OF INDEPENDENT BOARD MEMBERS
APPOINTS US LAW FIRM TO REVIEW OPINION DIFFERENCES
ON DISCLOSURES RELATED TO UNEFON DEBT

FOR IMMEDIATE RELEASE

MEXICO CITY, JANUARY 7, 2004--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that the entirety of its independent board members has formed a special committee to review and make recommendations regarding differences in opinion concerning disclosures related to Unefon, in compliance with the Sarbanes-Oxley Act.

The committee will act in total independence from TV Azteca's management, and will be chaired by James Jones, a distinguished independent board member of TV Azteca since 2000.

Following several meetings during the last two weeks to select counsel, the committee has informed the rest of the board and management that they have unanimously agreed to retain the Los Angeles firm of Munger, Tolles and Olson as the independent legal counsel to this committee. Munger, Tolles and Olson is a highly regarded corporate law firm with special experience in corporate investigations and US securities law matters. The committee has also informed that the engaged firm will initiate its review immediately.

COMPANY PROFILE

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD

<PAGE>

CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. RISKS THAT MAY AFFECT TV AZTECA ARE IDENTIFIED IN ITS FORM 20-F AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION.

INVESTOR RELATIONS:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Omar Avila
5255 3099 0041
oavila@tvazteca.com.mx

MEDIA RELATIONS:

Tristan Canales
5255 3099 5786
tcanales@tvazteca.com.mx

Daniel McCosh
5255 3099 0059
dmccosh@tvazteca.com.mx

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6k_tanaka010704.txt
<DESCRIPTION>FORM 6K: RPT OF FOREIGN ISSUER - JAN 7 2003
<TEXT>

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number: 3337776

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

<PAGE>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV AZTECA, S.A. DE C.V.

(Registrant)

Date: January 6, 2004

By: /S/ OTHON FRIAS

Name: Othon Frias
Title: Attorney-in-fact

<PAGE>

[TV Azteca's logo]

TV AZTECA

UNEFON HOLDINGS CREATED AS LEGAL ENTITY FOR
TV AZTECA'S SPLIT-OFF TELECOM INTEREST

FOR IMMEDIATE RELEASE

MEXICO CITY, DECEMBER 24, 2003--TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today the creation of Unefon Holdings, a controlling company that owns a 46.5% equity stake in Unefon (BMV: UNEFONA) and a 50% stake in Cosmofrecuencias, a wireless broadband Internet access provider, as a legal Mexican entity (Sociedad Anonima) independent from TV Azteca.

TV Azteca board members were a key element in the separation process. Starting early 2003 TV Azteca's Board unanimously decided against investing additional resources in Unefon. In June, the Board agreed that the settlement between Unefon and Nortel should be the sole responsibility of Unefon, with that company bearing the costs of the process. The Board took this stance because TV Azteca's six-year plan for cash usage is a financial priority for the company.

As previously announced, the cash plan entails cash distributions to shareholders of over US$500 million and TV Azteca debt reduction of approximately US$250 million by 2008. In October, the Board approved the split off of TV Azteca's investment in Unefon. The decision to separate all

telecommunications assets from TV Azteca was finally ratified by TV Azteca shareholders on December 19.

As a consequence, TV Azteca has returned to a pure play media company, and existing TV Azteca shareholders will decide on their direct investment in the new telecommunications business. TV Azteca shareholders will be given shares of the new company in the same proportion of their TV Azteca ownership once Unefon Holdings is publicly traded, which is expected to occur by the second quarter of 2004.

For information regarding Unefon Holdings, please contact Hector Romero, investor relations officer of Unefon Holdings at 3099-0060 in Mexico City, hromero@gruposalinas.com.mx.

<PAGE>

COMPANY PROFILE

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

INVESTOR RELATIONS:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Omar Avila
5255 3099 0041
oavila@tvazteca.com.mx

MEDIA RELATIONS:

Tristan Canales
5255 3099 5786
tcanales@tvazteca.com.mx

Daniel McCosh
5255 3099 0059
dmccosh@tvazteca.com.mx

-2-

<PAGE>

[Unefon Holdings' Logo]

UNEFON HOLDINGS

INDEPENDENT LEGAL COUNSEL TO BE SELECTED TO REVIEW
REPORTING OF A TRANSACTION OF UNEFON

FOR IMMEDIATE RELEASE

MEXICO CITY, DECEMBER 24, 2003 -- Unefon Holdings, S.A. de C.V., a controlling company recently split off from TV Azteca (NYSE: TZA; BMV: TVAZTCA), owner of a 46.5% equity stake in Unefon (BMV: UNEFONA) and a 50% stake in Cosmofrecuencias, a wireless broadband Internet access provider, announced today that a specialized independent legal counsel is being selected to make recommendations regarding differences in opinion concerning disclosures relating to Unefon, in accordance with the Sarbanes-Oxley Act.

There is currently a disagreement regarding the facts and law surrounding public filings. Although Mexican law does not require disclosure of the above-mentioned issues, a special committee comprised of the independent board members of the splitting company plans to promptly initiate a detailed review of the issues relating to certain transactions involving Unefon, with the assistance of a special US independent legal counsel. This review process constitutes an "appropriate response" under the Sabanes-Oxley Act.

The transaction under review does not affect the financial statements of Unefon, as detailed in reported financial results for the third quarter of 2003 and is independent of the operations and the reported results of other Grupo Salinas companies. The company also noted the review process does not affect the split off procedure of Unefon from TV Azteca.

COMPANY PROFILE

Unefon Holdings, S.A. de C.V. is a controlling company that owns a 46.5% equity stake in Unefon--a Mexican mobile telephony operator focused on the mass market--and a 50% equity stake in Cosmofrecuencias--a wireless broadband Internet access provider.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

INVESTOR RELATIONS:

Hector Romero
5255 3099 0060
hromero@gruposalinas.com.mx

</TEXT>
</DOCUMENT>




UNEFON
HOLDINGS



INDEPENDENT LEGAL COUNSEL TO BE SELECTED TO REVIEW REPORTING OF A TRANSACTION OF UNEFON

FOR IMMEDIATE RELEASE

Mexico City, December 24, 2003—Unefon Holdings, S.A. de C.V. a controlling company recently split off from TV Azteca (NYSE: TZA; BMV: TVAZTCA), owner of a 46.5% equity stake in Unefon (BMV: UNEFONA) and a 50% stake in Cosmofrecuencias, a wireless broadband Internet access provider, announced today that a specialized independent legal counsel is being selected to make recommendations regarding differences in opinion concerning disclosures relating to Unefon, in accordance with the Sarbanes-Oxley Act.

There is currently a disagreement regarding the facts and law surrounding public filings. Although Mexican law does not require disclosure of the above-mentioned issues, a special committee comprised of the independent board members of the splitting company plans to promptly initiate a detailed review of the issues relating to certain transactions involving Unefon, with the assistance of a special US independent legal counsel. This review process constitutes an "appropriate response" under the Sarbanes-Oxley Act.

The transaction under review does not affect the financial statements of Unefon, as detailed in reported financial results for the third quarter of 2003 and is independent of the operations and the reported results of other Grupo Salinas companies. The company also noted the review process does not affect the split off procedure of Unefon from TV Azteca.

Company Profile

Unefon Holdings, S.A. de C.V. is a controlling company that owns a 46.5% equity stake in Unefon—a Mexican mobile telephony operator focused on the mass market—and a 50% equity stake in Cosmofrecuencias—a wireless broadband Internet access provider.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

Investor Relations:

Héctor Romero
5255 3099 0060
hromero@gruposalinas.com.mx

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6-k_1emd122203.txt
<DESCRIPTION>FORM 6-K
<TEXT>

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number 1-14464

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

<PAGE>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVA Azteca, S.A. de C.V.

(Registrant)

Date: December 19, 2003

By: /s/ Othon Frias Calderon

Name: Othon Frias Calderon
Title: Attorney-in-fact

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>3
<FILENAME>form6-k_1ex99emd122203.txt
<DESCRIPTION>PRESS RELEASE - ENGLISH
<TEXT>

TV AZTECA SHAREHOLDERS APPROVE
UNEFON SPLIT OFF

FOR IMMEDIATE RELEASE

MEXICO CITY, DECEMBER 19, 2003 - TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced that it has approved a split-off of its 46.5% equity stake in Unefon, a Mexican mobile telephony operator focused on the mass market, and of its 50% equity stake in Cosmofrecuencias, a wireless broadband Internet access provider, at an extraordinary shareholders' meeting held today at its corporate offices in Mexico City.

The split-off will completely separate TV Azteca from its telecommunications' investments. The telecommunications assets will form Unefon Holdings, which pursuant to Mexican law will become a separate entity approximately 45 days after the date of the registration of the minutes of the shareholders' meeting. TV Azteca anticipates that the shares of Unefon Holdings will be distributed in the second quarter of 2004 and that they will trade publicly in the Mexican stock market and in the United States.

The split-off will entail a reduction of TV Azteca's assets and stockholders' equity equal to the book value of TV Azteca's investment in Unefon and Cosmofrecuencias, which totalled approximately US$193 million as of September 30, 2003.

The advertising agreements between Unefon and TV Azteca, as well as the accounts receivable that Unefon is required to pay to TV Azteca, will remain unchanged.

TV Azteca noted that the split-off does not affect its six-year plan for uses of cash, which as previously announced, entails the allocation of a substantial portion of TV Azteca's expected cash generation within a six years period, to make distributions to shareholders above US$500 million, as well as to gradually reduce the company's outstanding debt by an amount of approximately US$250 million in the six-year timeframe.

"As scheduled, we are moving forward with our strategy to become a pure media play company in an efficient manner," said Pedro Padilla, TV Azteca's Chief Executive Officer. "The strategy will further reduce our credit risk, and will allow for increased market focus on the strength of our core business operations, further increasing stakeholder value."

<PAGE>

An information memorandum regarding the spin-off was filed with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) pursuant to Mexican regulatory requirements on December 4, 2003, and a courtesy English translation of the report is on file with the Securities and Exchange Commission.

COMPANY PROFILE

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

INVESTOR RELATIONS:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Omar Avila
5255 3099 0041
oavila@tvazteca.com.mx

MEDIA RELATIONS:

Tristan Canales
5255 3099 5786
tcanales@tvazteca.com.mx

Daniel McCosh
5255 3099 0059
dmccosh@tvazteca.com.mx

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>6-K
<SEQUENCE>1
<FILENAME>form6k_100603.txt
<TEXT>

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


9

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 1-14464

TV Azteca, S.A. de C.V.
(Translation of registrant's name into English)

Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: October 6, 2003

By: /s/ Othon Frias Calderon

Name: Othon Frias Calderon
Title: Attorney-in-fact

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-99
<SEQUENCE>3
<FILENAME>pressrelease100303.txt
<TEXT>

TV AZTECA BOARD OF DIRECTORS UNANIMOUSLY
APPROVES SPLIT OFF
OF INVESTMENT IN UNEFON

--Compatible with previously approved 6-year Plan for Uses of Cash--

FOR IMMEDIATE RELEASE

Mexico City, October 6, 2003 - TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors unanimously approved a split off of its investment in Unefon and of its investment in Cosmofrequencias, a wireless broadband Internet access provider, in a way that does not affect the previously approved company's six-year plan for uses of cash. This cash usage plan entails reducing TV Azteca's debt by approximately US$250 million, and making cash distributions to shareholders of over US$500 million within a six-year period.

"After a broad survey of market participants to get feedback for an efficient separation, we developed a mechanism that will return TV Azteca to a pure play media company, while further strengthening our capital structure, and distributing the benefits of our profitability," said Pedro Padilla, Chief Executive Officer of TV Azteca. "Market feedback enriched our ideas for separation, allowing us to present a solid proposal to our board, which strongly supported the initiative."

Mechanics for Separation

The plan consists of a split off of TV Azteca's 46.5% equity stake in Unefon--holder of 1.9 GHz frequencies--and of TV Azteca's 50% equity stake in Cosmofrecuencias--holder of 3.4 GHz and 7 GHz. frequencies. Through the split off, TV Azteca will be completely separated from its telecommunications' investments. The telecommunications assets will form Azteca Telecom, a new entity that, upon approval of the Mexican securities authorities will be publicly traded on the Mexican stock exchange, and upon authorization of the Securities and Exchange Commission will also trade over-the-counter in the United States.

During the fourth quarter of 2003, TV Azteca shareholders will be asked to vote to approve the split off, and to cancel rights previously granted to them to acquire shares of Unefon.

Approximately 15 days prior to the meeting, shareholders will receive an "information statement" describing the details of the split off and its effects on TV Azteca, along with a description of Unefon and Cosmofrecuencias operations and financial conditions.

According to Mexican commerce law, Azteca Telecom is formally separated approximately 45 days after the date of the shareholder's meeting. The company anticipates public trading of Azteca Telecom--in the Mexican stock market, and over-the-counter in the U.S.--to occur within the second quarter of 2004.

Effect on TV Azteca

The split off will entail a reduction of TV Azteca's assets and stockholders' equity by approximately US$202 million, the book value of TV Azteca's investment in Unefon and Cosmofrecuencias.

TV Azteca's fiscal value of paid-in capital--which determines the capacity for fiscally-efficient cash distributions to shareholders--will not have material changes, therefore, the expected distributions within the six-year plan for uses of cash will not be affected.

The advertising agreements between Unefon and TV Azteca, as well as the accounts receivable that Unefon is required to pay to TV Azteca will remain unchanged.

The separation falls under the restricted payment clause of TV Azteca's bond indenture and does not require bondholder approval.

Benefits for all Stakeholders

"By returning TV Azteca to a pure-play media company, we will further concentrate on developing our competitive strengths, enhancing our solid media operations and profitability," added Mr. Padilla. "The separation will also provide with a lower risk perception for the financial markets, which will help TV Azteca align its cost of capital with its solid operating fundamentals."

"By allowing shareholders to determine their participation in the telecommunications business, we are offering a unique opportunity for separate stakes in some of Mexico's most dynamic economic sectors, with the potential for adding significant shareholder value going forward," concluded Mr. Padilla.

<PAGE>

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Omar Avila
5255 3099 0041
oavila@tvazteca.com.mx

Media Relations:
Tristan Canales
5255 3099 5786
tcanales@tvazteca.com.mx

</TEXT>
</DOCUMENT>

Information Required to be Filed by Unefon Holdings, S.A. de C.V.

Since the *Disposiciones*[1] issued by the CNBV came into effect on March 20, 2003, the rules of the CNBV and the regulations of the BMV have required that Unefon Holdings, as an issuer of securities that are expected to be traded on the BMV, file with both the CNBV and the BMV the following financial, accounting, legal and administrative information to the extent applicable. The BMV then publishes or distributes such information to the shareholders of Unefon Holdings and makes such information available to the general investing public.

I. Financial, accounting and administrative information:

a. Annual Information:

i. Unefon Holdings must hold a general annual ordinary shareholders' meeting (the "Annual Shareholders' Meeting") during the first four (4) months of the calendar year. Within three (3) business days after the Annual Shareholders' Meeting, Unefon Holdings must file the following with the CNBV and the BMV:

1. A summary of the resolutions passed by the Annual Shareholders' Meeting, including resolutions on the allocation of profits and resolutions approving the report on the prior fiscal year's results of operations, the payment of dividends, if any, the number of the coupon or coupons against presentation of which payment of such dividends is to be made and the place and the date of such payment;

2. The report submitted by the Board of Directors to the Annual Shareholders' Meeting certified by the Secretary of the Board of Directors. Such report must contain copy of the report submitted to the Board of Directors by the Audit Committee in terms of Article 14-Bis-3, Section V, Subsection A of the LMV. Such report must also refer to the most important accounting policies adopted in elaborating Unefon Holdings's financial statements as well as the terms in which such policies were analyzed and adopted;

---

[1] *Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores* (General Rules Applicable to Securities Issuers and other Participants in the Stock Market) published by the CNBV in the *Diario Oficial de la Federación* (official gazette) on March 19, 2003.

3. A report from the statutory auditor with respect to the accuracy, sufficiency and reasonableness of the information that the Board of Directors presents to the Annual Shareholders' Meeting;

4. Annual audited financial statements, including a balance sheet, an income statement, a statement of variations in shareholders' equity and a statement of variations in financial condition, accompanied by the relevant notes to the financial statements and the report by the external auditor, each prepared in accordance with general accounting principles in Mexico. Financial performance of any subsidiaries of Unefon Holdings is to be reflected with that of Unefon Holdings on a consolidated basis. Annual audited financial statements of Unefon Holdings's associates[2] that contribute in more than 10% in Unefon Holdings's profits or total consolidated assets. In the event Unefon Holdings prepares its financial statements on the basis of principles other than the general accounting principles in Mexico, any effects on the accounting derived from the application of such other principles must be disclosed in the notes to the financial statements;[3]

5. A certification of the Secretary of the Board of Directors with respect to the present status of the books of minutes of shareholders' meetings and Board of Director's meetings, the shareholders' registry book and the book of registry for capital variations; and

6. A letter from Unefon Holdings's external auditors' certifying their independence in terms of Article 84 of the *Disposiciones.*

ii. On or before June 30th of each year, Unefon Holdings must file the following with the CNBV and the BMV:

---

[2] Associates under Mexican general accepted accounting policies are those companies in which the holding company has significance influence in its administration without having the control of the same.

[3] Under Article 177 of the *Ley General de Sociedades Mercantiles* (General Law of Mercantile Companies), Unefon Holdings must publish both consolidated and unconsolidated financial statements in the *Diario Oficial de la Federación* (the official gazette) within 15 days of the Annual Shareholders' Meeting.

1. An annual report on operations carried out during the previous fiscal year in accordance with he format set forth in the *Disposiciones* requiring, where applicable, risk factors in connection with Unefon Holdings, other securities registered in Mexico or abroad, description of Unefon Holdings (including subsidiaries and affiliates) and market information (including distribution channels, intellectual property and material agreements, material clients, compliance with laws and form of taxation, human resources, compliance with environmental issues, description on material assets and material litigation), selected financial and operating data, management's discussion and analysis of financial condition and results of operations, by-laws and other constitutional documents, a list identifying Unefon Holdings's management, a list identifying Unefon Holdings's controlling shareholders, a list identifying Unefon Holdings's statutory auditors (the method for their appointment and the reasons, when applicable, for their termination), a description of related transactions, a description of capital stock, data on stock exchange performance and audited financial statements. The annual report must be signed by Unefon Holdings's CEO, CFO and General Counsel stating, to their knowledge, that the information contained therein reasonably reflects Unefon Holdings' situation. There they must also state that they do not have knowledge of material information that was omitted or of any untrue statement that could be misleading to the public. The annual report must also be signed by Unefon Holdings's external auditor stating that the financial statements were audited in accordance with general accepted accounting principles. There they must also state that they do not have knowledge of material financial information that was omitted or of any untrue statement that could be misleading to the public; and

2. A report on the application of corporate governance procedures and practices applied during the previous fiscal year in accordance with the format set forth in the *Disposiciones*, requiring information relating to the function, structure, operation and duties of the Board of Directors and Committees, information relating to external auditing, internal controls, compliance with applicable provisions, finance and planning surveillance, and the function of the shareholders' meetings held by Unefon Holdings.

b. Quarterly Information:[4]

No later than twenty (20) business days after each of the first three quarters and no later than forty (40) business days after the fourth quarter of each year, Unefon Holdings must file the economic, accounting and administrative information required by forms approved by the BMV and CNBV. While the BMV and CNBV have not yet publicly released the forms, the BMV's website indicates that the forms will require disclosure of a statement of financial position, and income statement, certain financial multiples and ratios indicating financial performance, certain per share information, a CEO's report, notes to financial statements, information regarding investments by Unefon Holdings in shares of other persons or its own, property, plant and equipment, information regarding securities, including any exchange-listed debentures and/or medium term notes, issued by, and bank debt of, Unefon Holdings, information regarding Unefon Holdings's foreign currency balance, position in foreign currency and monetary position, a breakdown of sales by project, net tax earnings and paid-in capital data. Accounting information must be prepared in accordance with generally accepted accounting principles in Mexico, and in the event Unefon Holdings prepares its financial statements on the basis of principles other than generally accepted accounting principles in Mexico, any effects on the accounting derived from the application of such other principles must be disclosed in the notes to the financial statements and the rationale for the changes must be set forth in a report of Unefon Holdings's external auditor. Such forms must contain an update of the annual report with respect to management's discussion and analysis of financial condition and results of operations compared to the corresponding quarter of the previous year. Unefon Holdings must also file a certification signed by the CEO and CFO stating, to their knowledge, that the information contained in the quarterly financial information reasonably reflects Unefon Holdings's situation. There also they must state that they do not have knowledge of material information that was omitted or of any untrue statement that could be misleading to the public.

II. Legal information:

a. The day of its publication, Unefon Holdings must file with the CNBV and the BMV a copy of the call of any shareholders' meeting or meetings of debt holders, including the agenda for such meetings

b. No later than the business day immediately following the date of a shareholders' meeting, Unefon Holdings must file a summary of the

[4] The information relating to the fourth quarter of each year is deemed preliminary, pending the delivery of audited financial statements.

resolutions adopted by the meeting. With respect to shareholders' meetings, where applicable, information on the application of profits and the declaration of dividends, number of coupon or coupons to be paid as well as the time and date of such payment.

c. Within five (5) business day following the date of any shareholders' or debt holders' meeting, Unefon Holdings must file with the CNBV and the BMV the following:

i. A copy of the minutes of the shareholders' meeting, certified by the Secretary of the Board, the Chairperson of the meeting or any other duly authorized person, together with the attendance list signed by the tellers indicating the number of shares held by each shareholder, the shareholders' attorney's-in-fact (if any) as well as the total number of shares represented at the meeting. The attendance list must be submitted with copies of the related certificates of deposit;

ii. A copy of the minutes of a debt holders' meeting, certified by the Chairperson of the meeting, together with the attendance list signed by those present and the tellers indicating the securities held by each holder, as well as the total number of securities represented at the meeting; and

iii. Copy of the by-laws of Unefon Holdings duly certified by the Secretary of the Board of Directors, if the meeting passed an amendment to the by-laws.

d. On the day approved by the issuer, with respect to the relevant security, the following:

i. A copy of any notice addressed to Unefon Holdings's shareholders regarding the terms for the exercise of their preemptive rights for subscription and payment of any capital increase payable in cash;

ii. A copy of any notice of exchange of shares, debentures or other securities;

iii. A copy of any notice of payment of dividends or interest, indicating the proportionate amounts to be paid; and

iv. A copy of any other notice addressed to the shareholders or debt holders or to the general investing public.

e. On June 30 of every 5th year, a copy of the minutes of the notarized shareholders' meeting that approved the revised and updated by-laws of Unefon Holdings.

f. As soon as it becomes available, Unefon Holdings must submit information about any material event that may have an effect on the price of any of Unefon Holdings's securities.

g. Unefon Holdings must file notice of any change of its external auditor indicating the reasons for such change.

h. Unefon Holdings must report to the CNBV and BMV any information it is obligated to report in international (i.e., non-Mexican) markets as required by competent authorities in such markets, including any information required to be reported to international stock exchanges.

i. Any other information required from time to time by the CNBV.